

16019281

CHX CHICAGO STOCK EXCHANGE



July 19, 2016

**VIA ELECTRONIC AND OVERNIGHT MAIL**

Ms. Jeanette Marshall
Securities and Exchange Commission
Division of Trading and Markets
100 F St NE
Washington, DC 20549

Re: Chicago Stock Exchange - Form 1 Submission

Dear Ms. Marshall:

Enclosed in accordance with Section 6 of the Securities and Exchange Act and Exchange Act Rule 6a-2, please find an original and two copies of complete Exhibits C and J of CHX's Form 1 – Amendment to Application for Registration as a National Securities Exchange submitted by the Chicago Stock Exchange.

This material amendment includes the confirmation of Committee lists for 2016/2017. As you may know, due to the interim nature of the annual elections, we had not confirmed our final Committee lists at the time of the Annual Form 1 submission. The Committee list is now confirmed. The effective date of the change was July 14, 2016.

If you have any questions about the enclosures, please contact me at (312) 663-2332.

Sincerely,

E. Kasparov

Emily R. Kasparov
Vice President and
Associate General Counsel

RECEIVED
2016 JUL 20 PM 1:32
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**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

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**Form 1**

**Amendment to an Application for Registration as a National Securities Exchange**

Effective Date of Change: July 14, 2016

Pursuant to Rule 6a-2, Chicago Stock Exchange, Inc. submits the attached materials as an amendment to its application for registration as a national securities exchange. Enclosed are the items, exhibits and certificates in lieu of exhibits listed below:

Form 1 Exhibits

Exhibit C
Exhibit J

Certificates in Lieu of Exhibits Pursuant to Rule 6a-2, Sections (d)(2)

Certificate Regarding Certain Unpublished Information (Exhibit J)

Dated July 19, 2016

CHICAGO STOCK EXCHANGE, INC.

By: 
John K. Kerin

Its: Chief Executive Officer

By: 
James G. Ongena

Its: Senior Vice President and General Counsel

# CERTIFICATE OF
# THE CHICAGO STOCK EXCHANGE, INC.

## REGARDING CERTAIN UNPUBLISHED INFORMATION

The Chicago Stock Exchange. Inc. (the "Exchange"), a Delaware corporation registered with the Securities and Exchange Commission (the "Commission") as a national securities exchange, by its duly elected, acting and authorized officer, certifies to the Commission that:

1) This Certificate is furnished pursuant to Commission Rule 17 CFR 240.6a-2(d)(2), pursuant to which the Exchange may provide this certification in lieu of filing certain exhibits to the Exchange's Form 1, which is filed with the Commission on the date hereof.

2) Certain information required in Exhibit J is kept up to date by the Exchange's Legal Department and is available to the Commission and the public upon request.

3) The information required in Exhibit J for which the Exchange maintains current files is as follows:

Exhibit J — A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

3. Dates of commencement and termination of term of office or position.

4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

The undersigned has executed this certificate as of the 19th day of July, 2016.

THE CHICAGO STOCK EXCHANGE, INC.

By: 
James G. Ongena

Its: Senior Vice President and General Counsel


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EXHIBIT C – filed and current as of July 19, 2016.

**CHX Holdings, Inc.**

1. Name and address of organization

   CHX Holdings, Inc.
   440 S. LaSalle Street, Suite 800
   Chicago, IL 60605

2. Form of organization (e.g., associated, corporation, partnership, etc.)

   Corporation

3. Name of state and statute citation under which organized. Date of incorporation in present form.

   Organized 1/26/05 under the General Corporation Law of Delaware

4. Brief description of nature and extent of affiliation.

   Applicant is a direct, wholly-owned subsidiary of CHX Holdings, Inc.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transaction in connection with operation of the System.

   CHX Holdings, Inc. does not conduct business operations or maintain assets or liabilities, other than a small checking account for purposes of depositing fees relating to CHX Holdings, Inc. shareholder administration services.

6. A copy of the constitution.

   See Bylaws.

7. A copy of the articles of incorporation or associated including all amendments.

   Attached.

8. A copy of existing by-laws or corresponding rules or instruments.


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Bylaws Attached.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

   Officers, Directors and Committee Members attached.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

    This organization did not cease to be associated with the applicant during the previous year.


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EXHIBIT J- filed and current as of July 19, 2016.

A list of officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.

2. Title.

Please see attached list of officers, directors, and 2016/2017 Committee members.

3. Dates of commencement and termination of term of office or position

4. Type of business in which each is primarily engaged (e.g. floor broker, specialist, odd lot dealer etc.)

For numbers 3 and 4 above please see Certificate Regarding Certain Unpublished Information – 17 C.F.R. 240.6a-2(d)(2)

CHX | CHICAGO STOCK EXCHANGE

Exhibit C and J Attachment: List of Officers

| Name | Title |
|---|---|
| John K. Kerin | Chief Executive Officer and President |
| Christopher L. Fairman | Executive Vice President and Chief Information Officer |
| Peter D. Santori | Executive Vice President and Chief Regulatory Officer |
| Christopher S. Brown | Senior Vice President, Information Technology Operations |
| Marguerite L. Donovan | Senior Vice President, Chief Compliance Officer |
| Robert G. Garrett | Senior Vice President, Information Technology |
| Steven I. Givot | Senior Vice President, Strategy and Product Management |
| Bruce E. Mathias | Senior Vice President and Chief Financial Officer |
| James G. Ongena | Executive Vice President and General Counsel |
| Larry G. Alfred | Vice President, Trading Operations |
| Emily R. Kasparov | Vice President, Associate General Counsel and Corporate Secretary |
| Joseph Kazielski | Vice President, Director of Compliance |
| Albert J. Kim | Vice President, Associate General Counsel |
| Brian P. Malone | Vice President, Human Resources |
| Christine Martuscello | Vice President, Head of Equity Trading |
| Richard S. Schultz | Vice President and Chief Counsel, Enforcement and Arbitration |
| Kevin A. Tyson | Vice President, Operations and Production Control |


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Exhibit C and J: List of Members of the Board

| Name | Title |
|---|---|
| Matthew D. Frymier | Chairman |
| Charles A. Rogers | Vice Chairman |
| John K. Kerin | Chief Executive Officer |
| Chad Bluett | Director |
| Noel I. Reyes | Director |
| Lois A. Scott | Director |
| Matthew Lavicka | Director |
| Colin M. Cheek | Director |
| Mary Lou Giustini | Director |
| Kruno Huitzingh | Director |
| Maryann A. Waryjas | Director |
| Kathleen Cheevers | Director |
| Anthony J. Saliba | Director |

# CHX Holdings, Inc.
## 2016 - 2017 Committee Roster

| Committee Name and Requirements: | Committee Members: | |
|---|---|---|
| **Executive Committee:** | Matthew Frymier (Chair)<br>Kruno Huitzingh<br>John Kerin | Matthew Lavicka<br>Charles Rogers<br>Maryann Waryjas |
| **Finance Committee:** | Anthony Saliba (Chair)<br>Matthew Frymier<br>Chad Bluett | Kruno Huitzingh<br>John Kerin<br>Charles Rogers<br>Colin Cheek |
| **Compensation Committee:** | Kruno Huitzingh (Chair)<br>Matthew Frymier<br>Colin Cheek | Charles Rogers<br>Anthony Saliba |
| **Audit Committee:** | Kruno Huitzingh (Chair)<br>Lois Scott<br>Matthew Frymier<br>Mary Lou Giustini | Charles Rogers<br>Anthony Saliba<br>Maryann Waryjas |
| **Nominating and Governance Committee:***<br>Consists of six directors. | Maryann Waryjas (Chair)<br>Matthew Frymier<br>Kathy Cheevers | Kruno Huitzingh<br>Matthew Lavicka<br>Noel Reyes |

*The Nominating and Governance Committee is appointed by the Board of Directors.

# Chicago Stock Exchange, Inc.
# 2016 - 2017 Committee Roster

| Committee Name and Requirements: | Committee Members: | |
|---|---|---|
| **Executive Committee:**<br>Must have at least five members, all of whom must be directors, plus the Chairman of the Board who must be the Chairman of the Executive Committee. A majority of the committee members must be Public Directors. | Matthew Frymier (Chair)<br>Kruno Huitzingh<br>John Kerin | Matthew Lavicka<br>Charles Rogers<br>Maryann Waryjas |
| **Finance Committee:**<br>Must have at least five members, in addition to the Chairman of the Board, all of whom must be Directors. | Anthony Saliba (Chair)<br>Matthew Frymier<br>Chad Bluett | Kruno Huitzingh<br>John Kerin<br>Charles Rogers<br>Colin Cheek |
| **Regulatory Oversight Committee:**<br>Must have at least five Public Directors. Up to two Participant Directors may be appointed to serve as non-voting advisors to the Committee. The Chairman of the Board, if he is not also serving as the CEO, must be one of the Public Directors on the committee. The committee and any advisors must be appointed by the Vice Chairman and approved by the Public Directors on the Exchange's Board of Directors. The committee must select its chairman from among the Public Directors on the committee. | Charles Rogers (Chair)<br>Matthew Frymier<br>Mary Lou Giustini<br>Kruno Huitzingh<br>Maryann Waryjas<br>Lois Scott | |
| **Committee on Exchange Procedure:**<br>Must have at least seven members who must be Participants. The chairman must be a member of the Executive Committee. | John Kerin (Chair)<br>Chad Bluett<br>Jon Bloom<br>Scott Freyn | Mike Pelech<br>Ryan Peterson<br>Noel Reyes |
| **Judiciary Committee:** *This is an ad hoc committee that is appointed by the CEO to review appeals of disciplinary cases.* | | |
| **Compensation Committee:** | Kruno Huitzingh (Chair) | |

| | |
|---|---|
| Must consist of the Chairman of the Board, and at least two other Directors. A majority of the committee members must be Public Directors. | Matthew Frymier<br>Colin Cheek<br>Charles Rogers<br>Anthony Saliba |
| **Audit Committee:**<br>Must have at least three members, all of whom must be Directors. The Chairman of the Board must be one of the committee members when he is not also acting as the CEO. A majority of the committee members must be Public Directors. The Chairman of the Committee must be a Public Director. | Kruno Huitzingh (Chair)<br>Matthew Frymier<br>Mary Lou Giustini<br>Charles Rogers<br>Anthony Saliba<br>Lois Scott<br>Maryann Waryjas |
| **Participant Advisory Committee:**<br>Must have at least five members, all of whom must be Participants. | Chad Bluett (Chair)<br>Jon Bloom<br>Scott Freyn<br>Mike Pelech<br>Ryan Peterson |
| **Nominating and Governance Committee:***<br>Consists of two Public Directors and two STP Participant Directors, one of whom is not a Series A stockholder. | Maryann Waryjas (Chair)<br>Matthew Frymier<br>Kathy Cheevers<br>Kruno Huitzingh<br>Matthew Lavicka<br>Noel Reyes |
| **Listing Committee:** | Mary Lou Giustini (Chair)<br>Kathy Cheevers<br>Kruno Huitzingh<br>Charles Rogers |

*The Nominating and Governance Committee is appointed by the Board of Directors.

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# CERTIFICATE OF INCORPORATION OF THE CHICAGO STOCK EXCHANGE, INC.

(Updated through January 1, 2010)

FIRST: The name of the corporation (the "Corporation") is CHICAGO STOCK EXCHANGE, INC.

*Amended February 9, 2005.*

SECOND: The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, in the City of Wilmington, State of Delaware 19801, County of New Castle, and the name of its registered agent at that address is The Corporation Trust Company.

*Amended Sept. 4, 2001; February 9, 2005.*

THIRD: The purpose or purposes of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

*Amended February 9, 2005.*

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is one thousand (1,000) shares of common stock having a par value of $.01 per share. CHX Holdings, Inc. will be the sole owner of this stock.

*Amended February 9, 2005.*

FIFTH: (a) Authority. The governing body of the Corporation shall be its Board of Directors. The business and affairs of the Corporation shall be managed by the Board of Directors, except to the extent that the authority, powers and duties of such management shall be delegated to a committee or committees of the Corporation established pursuant to the bylaws or the rules of the Corporation. In addition to any committees of the Board of Directors which may be established as permitted by law, the bylaws or rules of the Corporation may provide for the establishment of one or more committees (the members of which shall be selected as provided in the bylaws and need not be members of the Board of Directors), each of which shall have the authority, powers and duties, in the management of the business and affairs of the Corporation, as the bylaws or rules shall provide.

(b) Number of Directors. The Board of Directors of the Corporation shall consist of not less than ten (10) nor more than sixteen (16) directors, the exact number to be fixed by the Board of Directors from time to time pursuant to a resolution adopted by the Board of Directors.

(c) Composition. The Board of Directors shall consist of one (1) director who is the Chief Executive Officer of the Corporation, directors who qualify as "Public Directors" and directors who qualify as "Participant Directors." The number of directors who must qualify as Public Directors shall be equal to one-half the number of directors comprising the entire Board of Directors (rounded up to the next whole number), and the directors who neither are the Chief Executive Officer of the Corporation nor qualify as Public Directors shall be Participant Directors. The terms "Public Director" and "Participant Director" shall have the meanings given those terms in the bylaws.

(d) Terms. The Board of Directors shall be divided into three classes, designated Class 1, Class 2 and Class 3, which shall be as nearly equal in number and make-up (e.g. Public Director and Participant Director) as the total number of directors then constituting the entire Board permits. The directors shall serve staggered three-year terms, with the term of office of one class expiring each year. In order to commence such staggered three-year terms, directors in Class 1 shall be initially appointed to hold office until the 2005 annual meeting of stockholders of the Corporation; directors in Class 2 shall be initially appointed to hold office until the 2006 annual meeting of stockholders of the Corporation; and directors in Class 3 shall be initially appointed to hold office until the 2007 annual meeting of stockholders of the Corporation. Thereafter, the term of office for each class of directors elected at each annual meeting shall be three years from the date of their election. All directors shall continue in office after the expiration of their terms until their successors are elected or appointed and qualified, except in the event of early resignation, removal or disqualification.

(e) Election and Qualification of Directors. At each annual meeting of stockholders at which a quorum is present, the persons receiving a plurality of the votes cast, for the type of director associated with the seat on the board being filled, shall be directors. No director need be a stockholder.

(f) Removal of Directors. No director or class of directors may be removed from office by a vote of the stockholders at any time except for cause. For purposes of this section, "cause" shall mean only (i) a breach of a director's duty of loyalty to the Corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) actions resulting in liability under Section 174 of the General Corporation Law of Delaware, or (iv) transactions from which a director derived an improper personal benefit. Any director may be removed for cause by the holders of a majority of the shares of capital stock then entitled to be voted at an election of directors.

(g) Vacancies. Any vacancy on the Board of Directors resulting from the death, retirement, resignation, disqualification or removal of a director, as well as any newly created directorship resulting from an increase in the number of directors which occurs between annual meetings of the stockholders at which directors are elected, shall be filled only with a person nominated by the Chairman and Vice Chairman of the Corporation and elected by a majority of the directors then in office, though less than a quorum or by a sole remaining director, except that those vacancies resulting from removal from office by a vote of the stockholders for cause may be filled by a vote of the stockholders at the same meeting at which such removal occurs. Any person chosen to fill a vacancy or newly-created directorship must qualify as the type of director (Public Director or Participant Director) associated with the seat on the board being filled. A director chosen to fill a vacancy or newly-created directorship by the directors then in office shall hold office until the end of the next annual meeting of stockholders, at which time a director shall be elected by vote of the stockholders to fill any remaining portion of the term of the class to which such director belongs. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

*Amended July 1, 1992; Dec. 28, 1992; Sept. 4, 2001; February 9, 2005.*

SIXTH: The duration of the Corporation shall be perpetual.

*Amended February 9, 2005.*

SEVENTH: The Board of Directors shall have the power to adopt, amend or repeal the bylaws and rules of the Corporation. The bylaws may also be amended or repealed, or new bylaws may be adopted, by action taken by the stockholders of the Corporation.

*Amended February 9, 2005.*

EIGHTH: (a) Indemnification. The Corporation may provide indemnification for members of its Board of Directors and of committees of the Board of Directors and of other committees of the Corporation, its officers, agents and employees, and those serving another corporation, partnership, joint venture, trust or other enterprise at the request of the Corporation, within the limits permitted by Delaware law to safeguard such persons from expense and liability for actions they take in any such capacity in good faith in furtherance of, or without belief that such actions are opposed to, the best interests of the Corporation and its stockholders, and, with respect to any criminal action or proceeding, if such person had no reasonable cause to believe that such person's conduct was unlawful.

(b) Limitation of Liability. To the fullest extent that the General Corporation Law of the State of Delaware, as it exists on the date this certificate of incorporation is adopted or as it may later be amended, permits the limitation or elimination of the liability of directors, no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where such liability arises directly or indirectly as a result of a violation of the federal securities laws. No amendment to or repeal of this Article shall apply to or have any effect on the liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

*Amended Feb. 1, 1990; Apr. 12, 1994; February 9, 2005.*

NINTH: Action may be taken by the stockholders of the Corporation, without a meeting, by written consent as and to the extent provided at the time by the General Corporation Law of Delaware, provided that the matter to be acted upon by such written consent previously has been approved by the Board of Directors of the Corporation and directed by such Board to be submitted to the stockholders for their action by written consent.

*Amended February 9, 2005.*

TENTH: Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers

appointed for the Corporation under Section 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as the such court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

*Amended February 9, 2005.*

ELEVENTH: The Corporation reserves the right to amend this certificate of incorporation, and to change or repeal any provision of the certificate of incorporation, and all rights conferred upon stockholders by such certificate of incorporation are granted subject to this reservation; provided, however, that any amendment to this certificate of incorporation must be approved by a majority of the members of the Board of Directors who are present at the meeting at which the amendment is proposed and by a majority of the stockholders of the Corporation present in person or by proxy at the meeting of stockholders at which the amendment is submitted.

*Amended Dec. 28, 1992; February 9, 2005.*


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# BYLAWS OF THE CHICAGO STOCK EXCHANGE, INC.

(Updated through April 21, 2014)

## ARTICLE I. OFFICES; REGISTERED AGENT

### Sec. 1. Registered Office

The registered office of the Chicago Stock Exchange, Inc. (the "Corporation") in the State of Delaware shall be at such location within the State of Delaware as shall from time to time be determined by the Board of Directors.

*Amended February 9, 2005.*

### Sec. 2. Other Offices

The Corporation may also have offices at such other places both within and without the State of Delaware as the Board Of Governors may from time to time determine or the business or purposes of the Corporation may require.

*Amended February 9, 2005.*

## ARTICLE II. DIRECTORS

### Sec. 1. Powers

The business and affairs of the Corporation shall be managed by its Board of Directors, except to the extent that the authority, powers and duties of such management shall be delegated to a committee or committees of the Corporation established pursuant to these bylaws or the rules. The Board shall have all powers necessary for the government of the Corporation, the regulation of the business conduct of Participants, and the promotion of the welfare, objects and purposes of the Corporation.

*Amended Dec. 8, 1976; Nov. 20, 1979; Dec. 28, 1992; Mar. 16, 1998; Sept. 4, 2001; February 9, 2005.*

### Sec. 2. Number, Term of Office and Qualifications

(a) The number of directors of the Corporation shall be not less than ten (10) nor more than sixteen (16). The initial number of directors of the Corporation upon adoption of this bylaw shall be fourteen (14). The number of directors may be increased or decreased from time to time within the minimum and maximum number provided for in this Section 2 by a resolution adopted by a majority of the Board of Directors, without further amendment of this section; but no decrease shall have the effect of shortening the term of any incumbent director. Directors need not be stockholders of the Corporation.

(b) At all times the Board of Directors shall consist of one (1) director who is the Chief Executive Officer of the Corporation, directors who qualify as "Public Directors" and directors who qualify as "Participant Directors." The number of directors who must qualify as Public Directors shall be equal to one-half the number of directors comprising the entire board of directors (rounded up to the next whole number), and the directors who neither are the Chief Executive Officer of the Corporation nor qualify as Public Directors shall be Participant Directors. As long as the Board of Directors of the Corporation consists of fourteen (14) directors, the Board of Directors shall consist of the Chief Executive Officer of the corporation, seven (7) directors who qualify as Public Directors and six (6) directors who qualify as Participant Directors. The term "Public Director" shall mean a director who (i) is not a Participant, or an officer, managing member, partner or employee of an entity that is a Participant, (ii) is not an employee of the Corporation or any of its affiliates, (iii) is not broker or dealer or an officer or employee of a broker or dealer, or (iv) does not have any other material business relationship with (x) CHX Holdings, Inc., the Corporation or any of their affiliates or (y) any broker or dealer. The term "Participant Director" shall mean a director who is a Participant or an officer, managing member or partner of an entity that is a Participant. The term "Participant" shall mean any individual, corporation, partnership or other entity that holds a permit issued by the Corporation to trade securities on the market operated by the Corporation. A director shall qualify as a Public Director or Participant Director only so long as such director meets the requirements for that position.

(c) The Board of Directors shall be divided into three classes, which shall be as nearly equal in number and make-up among Public Directors and Participant Directors as the total number of directors then constituting the entire Board of Directors permits. The directors shall serve staggered three-year terms, with the term of office of one class expiring each year, as set forth in the certificate of incorporation of the Corporation. All directors shall continue in office after the expiration of their terms until their successors are elected or appointed and qualified, except in the event of early resignation, removal or disqualification.

(d) A director may serve for any number of terms, consecutive or otherwise.

*Amended Sept. 23, 1983; Dec. 28, 1992; Apr. 12, 1994; Aug. 19, 1994; Jan. 5, 1996; Mar. 16, 1998; Sept. 4, 2001; February 9, 2005; November , 2009.*

**Sec. 3. Nomination and Election**

(a) Candidates for election as director shall be nominated by the Nominating and Governance Committee. The Nominating and Governance Committee shall consist of two (2) Public Directors and two (2) STP Participant Directors, as defined below (one of whom must not be a representative of a firm that is a holder of Series A Preferred Stock of CHX Holdings, Inc.) The Board of Directors shall appoint the Nominating and Governance Committee.

(b) The Nominating and Governance Committee each year shall nominate directors for each director position standing for election at the annual meeting of stockholders that year. For positions requiring persons who qualify as Participant Directors, the Nominating and Governance Committee shall nominate only those persons whose names have been presented to, and approved by, the Participants pursuant to the procedures set forth in this bylaw.

(c) The Board of Directors shall identify one Participant Director position in each class which shall be subject to the petition process set forth in paragraphs (d)-(g) below (an "STP Participant Director"). The Nominating and Governance Committee shall nominate, to the STP Participant Director positions, only those persons whose names have been presented to, and approved by, the Participants pursuant to the procedures set forth in this bylaw.

(d) The Nominating and Governance Committee shall consult with the Chairman of the Board and the Chief Executive Officer, and shall hold at least two open meetings with Participants for the purpose of receiving recommendations of candidates for election to the STP Participant Director positions.

(e) Not later than 60 days prior to the date announced for the annual meeting of stockholders, the Nominating and Governance Committee shall report to the Secretary of the Corporation its initial nominees for the STP Participant Director positions on the Board of Directors. The Secretary shall promptly notify Participants of those initial nominees. Participant Firms may identify other candidates for the STP Participant Director positions by delivering to the Secretary, at least 35 days before the date announced for the annual meeting of stockholders, a written petition, which shall designate the candidate by name and office and shall be signed by at least ten (10)

Participant Firms supporting that petition. A Participant Firm may endorse as many candidates as there are STP Participant Director positions to be filled.

(f) If one or more valid petitions are received, the Secretary shall notify all Participants of record (as of the close of business on the day before the date of such notice) of the names of the initial nominees identified by the Nominating and Governance Committee and those additional candidates identified by Participants as well as of the time and date of an election, to be held at least 20 days prior to the annual stockholders' meeting, to confirm the Participants' selections of nominees for STP Participant Directors. In such elections, each Participant Firm shall have one vote with respect to each STP Participant Director position that is to be filled at the annual stockholders' meeting. Votes may be cast in person or by proxy. The individuals receiving the largest number of votes shall be the persons approved by the Participants as STP Participant Director nominees. The Secretary shall notify the Nominating and Governance Committee of the results of the election.

(g) If no valid petitions from the Participants are received by the date that is 35 days prior the date that is announced for to the annual meeting of stockholders, the Nominating and Governance Committee's initial nominees shall be deemed to be the persons approved by the Participants as the STP Participant Director nominees, and the Secretary shall so notify the Nominating and Governance Committee.

*Amended February 9, 2005; September 25, 2006.*

**Sec. 4. Chairman**

(a) The Board of Directors shall elect the Chairman of the Board from among the Chief Executive Officer and the Public Directors. The Chairman may serve as Chief Executive Officer but may hold no other office in the Corporation.

(b) The Chairman shall preside at all meetings of the Board. He may call special meetings of the Board of Directors or any committee of the Corporation. He shall be an ex-officio member, with the right to vote except as otherwise designated in these bylaws or the rules, of the Executive Committee. If the Chairman is not also the Chief Executive Officer, he shall also be an ex-officio member, with the right to vote, of the Audit Committee, the Regulatory Oversight Committee, the Finance Committee and the Compensation Committee. With the Vice Chairman, he shall, subject to the approval of the Board of Directors, appoint the members of the Executive, Audit, Compensation and Finance Committees and nominate persons to fill any vacancy or newly-created directorship on the Board of Directors. He shall also have such other duties, authority and obligations as may be given to him by the Board of Directors.

*Amended February 9, 2005.*

**Sec. 5. Vice Chairman**

(a) The Vice Chairman shall be nominated by the Chairman and elected by a majority vote of the Board of Directors. The Chairman shall provide the name of his or her nominee to the Board, in

writing, no later than five business days before the date on which the Board will be asked to vote to fill the position. The Vice Chairman may hold no other office in the Corporation.

(b) The Vice Chairman shall perform the functions of the Chairman in his absence or inability to act. With the Chairman, the Vice Chairman shall, subject to the approval of the Board of Directors, appoint the members of the Executive, Audit, Compensation and Finance Committees. The Vice Chairman also shall, subject to the approval of the Board of Directors, appoint the members of all other standing and special committees of the Corporation, except the Nominating and Governance Committee and the Judiciary Committee. With the Chairman, the Vice Chairman shall nominate persons to fill any vacancy or newly-created directorship on the Board of Directors. He shall also have such other duties, authority and obligations as may be given to him by the Board of Directors.

*Amended February 9, 2005; April 21, 2014 (SR-CHX-2014-03).*

**Sec. 6. Vacancies**

Any vacancy on the Board of Directors resulting from the death, retirement, resignation, disqualification or removal of a director, as well as any newly created directorship resulting from an increase in the number of directors which occurs between annual meetings of the stockholders at which directors are elected, shall be filled only with a person nominated by the Chairman and Vice Chairman of the Corporation and elected by a majority of the directors then in office, though less than a quorum or by a sole remaining director, except that those vacancies resulting from removal from office by a vote of the stockholders for cause may be filled by a vote of the stockholders at the same meeting at which such removal occurs. The Chairman and Vice Chairman shall provide the names of nominees to fill vacancies to the Board, in writing, no later than five business days before the date on which the Board will be asked to vote to fill the vacancies. Any person chosen to fill a vacancy or newly-created directorship must qualify as the type of director (Public Director or Participant Director) associated with the seat on the Board being filled. A director chosen to fill a vacancy or newly-created directorship by the directors then in office shall hold office until the end of the next annual meeting of stockholders, at which time a director shall be elected by vote of the stockholders to fill any remaining portion of the term of the class to which such director belongs. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

*Amended February 9, 2005.*

**Sec. 7. Participation in Meeting, Action or Proceeding**

No director shall be disqualified from participating in any meeting, action or proceeding of the Board of Directors by reason of having, either personally or as a member of any committee, made prior inquiry, examination or investigation of the subject under consideration, nor shall any member of any such committee be disqualified from acting as a director upon any appeal from a decision of any committee. But no director shall participate in the determination of any matter in which such director is personally interested. Participant Directors shall not be deemed to be personally interested in the determination of matters that may affect the Participants as a whole

or certain groups of Participants, and Participant Directors shall not be prohibited from participating in such determinations in the normal course of conducting the Corporation's business. In a matter involving an issuer of a security listed or to be listed on the Exchange, a director shall be deemed to be "personally interested" if he or she is a director, officer or employee of the issuer of that security, and shall not participate in a decision relating to that matter. Other relationships between a director and an issuer shall be evaluated on a case-by-case basis.

*Amended Mar. 16, 1998; February 9, 2005; September 28, 2007.*

**Sec. 8. Place of Meetings; Mode**

Any meeting of the Board of Directors may be held at such place, within or without the State of Delaware, as shall be designated in the notice of such meeting, but if no such designation is made, then the meeting will be held at the principal business office of the Corporation. Members of the Board of Directors or any committee designated by the Board, including the Executive Committee, may participate in a meeting of the Board or committee by conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

*Amended February 9, 2005.*

**Sec. 9. Regular Meetings**

Regular meetings of the Board of Directors may be held, with or without notice, at such time or place as may from time to time be specified in a resolution adopted by the Board or by the Executive Committee and at the time in effect.

*Amended February 9, 2005.*

**Sec. 10. Special Meetings**

(a) Special meetings of the Board of Directors may be called on two days' notice to each director by the Chairman of the Board, the Vice Chairman of the Board or the Chief Executive Officer and shall be called by the Secretary upon the written request of any five directors.

(b) The person or persons calling a special meeting of the Board shall fix the time and place at which the meeting shall be held, and such time and place shall be specified in the notice of such meeting. Notice of any special meeting shall be given by written, electronic or telephonic means to each director at his or her business address or such other address as he or she may have advised the Secretary of the Corporation to use for such purpose. If delivered, notice shall be deemed to be given when delivered to such address or to the person to be notified. If mailed, such notice shall be deemed to be given two business days after deposit in the United States mail, postage prepaid, of a letter addressed to the appropriate location. Notice may also be given by

telephone, electronic transmission or other means not specified in this section, and in each such case shall be deemed to be given when actually received by the director to be notified.

*Amended Nov. 20, 1979; Dec. 28, 1992; Sept. 4, 2001; February 9, 2005.*

**Sec. 11. Quorum and Action by the Board**

At all meetings of the Board of Directors, one-half of the number of directors then in office (including not less than 50 percent of the Public Directors) shall constitute a quorum for the transaction of business, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors except as may be otherwise specifically provided by statute, the certificate of incorporation, the bylaws or the rules. If at least 50 percent of the Public Directors are (a) present at or (b) have waived their attendance for a meeting after receiving an agenda prior to such meeting, the requirement that not less than 50 percent of the Public Directors be present to constitute the quorum shall be deemed satisfied. If a quorum shall not be present at any meeting of the Board of Directors, a majority of the directors present at the meeting may adjourn the meeting, without notice other than announcement at the meeting, until a quorum shall be present.

*Amended Mar. 16, 1998; February 9, 2005.*

**Sec. 12. Waiver of Notice**

A written waiver of notice, signed by a director entitled to notice of a meeting of the Board of Directors, whether before or after the time of the meeting stated in the notice, shall be deemed equivalent to the giving of such notice to that director. Attendance of a director at a meeting of the Board of Directors or of a committee of the board of which the director is a member shall constitute a waiver of notice of such meeting except when the director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

*Amended February 9, 2005.*

**Sec. 13. Presumption of Assent**

A director of the Corporation who is present at a duly convened meeting of the Board of Directors or at a committee of the Board at which action on any corporate matter is taken shall be conclusively presumed to have assented to the action taken unless his or her dissent shall be entered in the minutes of the meeting or unless he or she shall file his or her written dissent to such action with the person acting as the secretary of the meeting before the adjournment of the meeting or shall forward such dissent by registered or certified mail to the Secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

*Amended February 9, 2005.*

**Sec. 14. Informal Action**

Unless otherwise restricted by statute, the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting, if a written consent to the action is signed by all of the directors and such written consent is filed with the minutes of proceedings of the Board of Directors.

*Amended February 9, 2005.*

**Sec. 15. Compensation**

The directors may be paid their reasonable expenses, if any, of attendance at each meeting of the Board of Directors and at each meeting of a committee of the Board of Directors of which they are members. The Board of Directors, irrespective of any personal interest of any of its members, shall have authority to fix compensation of all directors for services to the Corporation as directors, officers or otherwise.

*Amended February 9, 2005.*

**Sec. 16. Removal**

Directors may be removed by the stockholders only as provided in the certificate of incorporation.

*Amended February 9, 2005.*

**Sec. 17. Interpretation of Bylaws and Rules**

The Board of Directors shall have power to interpret these bylaws and the rules of the Corporation and any interpretation made by it shall be final and conclusive.

*Amended February 9, 2005.*

## ARTICLE III. STOCKHOLDERS

### Sec. 1. Annual Meeting

The annual meeting of the stockholders shall be held on a business day in April each year, or on such other dates determined by the Board of Directors, for the purpose of electing directors and for the transaction of such other business as may properly come before the meeting.

*Amended February 9, 2005.*

### Sec. 2. Special Meetings

Special meetings of the stockholders for any purpose or purposes may be called by the Board of Directors or the Chief Executive Officer.

*Amended February 9, 2005.*

### Sec. 3. Place of Meetings

Meetings of stockholders of the Corporation shall be held at such place, within or without the State of Delaware, as the Board of Directors may designate prior to the giving of notice of such meeting, but if no such designation is made, then the meeting shall be held at the principal business office of the Corporation; provided, however, that for any meeting of the stockholders for which a waiver of notice designating a place is signed by all of the stockholders, then that shall be the place for the holding of such meeting.

*Amended February 9, 2005.*

### Sec. 4. Notice of Meetings

Unless otherwise prescribed by statute or by the certificate of incorporation, notice of each annual or special meeting of the stockholders, stating the date, time and place of the meeting of the stockholders and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given to each stockholder of record entitled to vote at the meeting, not less than 10 nor more than 30 days before the date of the meeting, or in the case of a meeting called for the purpose of acting upon a merger or consolidation not less than 20 nor more than 30 days before the meeting. Only matters stated in the notice of a stockholder meeting shall be brought before that meeting. Any stockholder desiring that any matter be brought before an annual meeting of stockholders shall so notify the Secretary at least 35 days prior to the date announced for the meeting, and, if a proper subject for consideration by the stockholders, that matter shall be stated in the notice of the meeting as one of the purposes of the meeting. Notice shall be given by or at the direction of the Secretary. If mailed, this notice shall be deemed to be given when deposited in the United States mail, postage prepaid, addressed to the stockholder at his or her address as it appears on the records of the Corporation. If delivered (rather than mailed) to the stockholder's address, the notice shall be deemed to be given when delivered. When a meeting is adjourned to another time or place, notice need not be given of the adjourned

meeting if the time and place are announced at the meeting at which the adjournment is taken, unless the adjournment is for more than 30 days or unless a new record date is fixed for the adjourned meeting.

*Amended February 9, 2005.*

**Sec. 5. Waiver of Notice**

A waiver of notice in writing signed by a stockholder entitled to such notice, whether before or after the time of the meeting stated in the notice, shall be deemed equivalent to the giving of such notice. Attendance of a stockholder in person or by proxy at a meeting of stockholders shall constitute a waiver of notice of such meeting except when the stockholder or his or her proxy attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

*Amended February 9, 2005.*

**Sec. 6. Meeting of All Stockholders**

If all of the stockholders shall meet at any time and place, either within or without the State of Delaware, and shall, in writing signed by all of the stockholders, waive notice of, and consent to the holding of, a meeting at such time and place, such meeting shall be valid without call or notice, and at such meeting any corporate action may be taken.

*Amended February 9, 2005.*

**Sec. 7. Record Dates**

(a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment of such a meeting, the Board of Directors may fix a record date, which record date shall not precede the date on which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 30 nor less than 10 days before the date of such meeting (or less than 20 days if a merger or consolidation is to be acted upon at such a meeting). If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day before the day on which notice is given, or, if notice is waived, at the close of business on the day before the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date on which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been

fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by the certificate of incorporation of the Corporation or by statute, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered in the manner required by law to the Corporation at its registered office in the State of Delaware or at its principal place of business or to an officer or agent of the Corporation having custody of the book in which proceedings of meetings of the Corporation's stockholders are recorded. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by the certificate of incorporation or by statute, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall not be more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating to that purpose.

(d) Only those who shall be stockholders of record on the record date fixed pursuant to the provisions in this Section 7 shall be entitled to such notice of, and to vote at, such meeting and any adjournment of that meeting, or to consent to such corporate action in writing, or to receive payment of such dividend or other distribution, or to receive such allotment of rights, or to exercise such rights, as the case may be, even if stock is transferred on the books of the Corporation after the applicable record date.

*Amended February 9, 2005.*

**Sec. 8. Lists of Stockholders**

The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least 10 days before each meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least 10 days prior to the meeting, either at a place within the municipality where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where said meeting is to be held, and the list shall be produced and kept at the time and place of meeting during the whole time of the meeting, for inspection by any stockholder who may be present.

*Amended February 9, 2005.*

**Sec. 9. Quorum and Vote Required for Action**

Except as may otherwise be provided in the certificate of incorporation of the Corporation, the holders of stock of the Corporation having a majority of the total votes which all of the outstanding stock of the Corporation would be entitled to cast at the meeting, when present in person or by proxy, shall constitute a quorum at any meeting of the stockholders. Unless a different number of votes is required by statute or the certificate of incorporation of the Corporation, (a) if a quorum is present with respect to the election of directors, directors shall be elected by a plurality of the votes cast, for the type of director associated with the seat on the Board being filled, by those stockholders present in person or represented by proxy at the meeting and entitled to vote on the election of directors, and (b) in all matters other than the election of directors, if a quorum is present at any meeting of the stockholders, a majority of the votes entitled to be cast by those stockholders present in person or by proxy shall be the act of the stockholders. If a quorum is not present at any meeting of stockholders, then holders of stock of the Corporation who are present in person or by proxy representing a majority of the votes cast may adjourn the meeting from time to time without further notice. At any adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the original meeting. Withdrawal of stockholders from any meeting shall not cause failure of a duly constituted quorum at that meeting.

*Amended February 9, 2005.*

**Sec. 10. Proxies**

Each stockholder entitled to vote at a meeting of the stockholders or to express consent to corporate action in writing without a meeting may authorize another person or persons to act for him by proxy, but no proxy shall be valid after three years from its date unless otherwise provided in the proxy. Such proxy shall be in writing and shall be filed with the Secretary of the Corporation before or at the time of the meeting or the giving of such written consent, as the case may be.

*Amended February 9, 2005.*

**Sec. 11. Voting of Shares**

Each stockholder of the Corporation shall be entitled to such vote (in person or by proxy) for each share of stock having voting power held of record by such stockholder as shall be provided in the certificate of incorporation of the Corporation or, absent provision in the certificate of incorporation fixing or denying voting rights, shall be entitled to one vote per share.

*Amended February 9, 2005.*

**Sec. 12. Voting by Ballot**

Any question or any election at a meeting of the stockholders may be decided by voice vote unless the presiding officer shall order that voting be by ballot or unless otherwise provided in the certificate of incorporation of the Corporation or required by statute.

*Amended February 9, 2005.*

**Sec. 13. Inspectors**

At any meeting of the stockholders, the presiding officer may, or upon the request of any stockholder shall, appoint one or more persons as inspectors for such meeting. Such inspectors shall ascertain and report the number of shares represented at the meeting, based upon their determination of the validity and effect of proxies; count all votes and report the results; and do such other acts as are proper to conduct the election and voting with impartiality and fairness to all the stockholders. Each report of an inspector shall be in writing and signed by him or a majority of them if there is more than one inspector acting at such meeting. If there is more than one inspector, the report of a majority shall be the report of the inspectors. The report of the inspector or inspectors on the number of shares represented at the meeting and the results of the voting shall be prima facie evidence thereof.

*Amended February 9, 2005.*

**Sec. 14. Informal Action**

Any corporate action upon which a vote of stockholders is required or permitted may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on that matter were present and voted and shall be delivered to the Corporation in the manner required by law at its registered office within the State of Delaware or at its principal place of business or to an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders of the Corporation are recorded. Every written consent shall bear the date of signature of each stockholder who signs the consent, and no written consent shall be effective to take the corporate action referred to in the consent unless, within 60 days of the earliest dated consent delivered to the Corporation, written consents signed by a sufficient number of holders to take action are delivered to the Corporation as required by these bylaws or by applicable law. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not so consented in writing.

*Amended February 9, 2005.*

## ARTICLE IV. COMMITTEES

### Sec. 1. Number of Committees

The committees of the Corporation shall consist of an Executive Committee, a Nominating and Governance Committee, an Audit Committee, a Compensation Committee, a Regulatory Oversight Committee, a Finance Committee, a Judiciary Committee and such other committees as may be provided in the bylaws or rules or as may be from time to time established by the Board of Directors.

*Amended Nov. 20, 1979; Dec. 28, 1992; February 9, 2005.*

### Sec. 2. Appointment of Committees

The Nominating and Governance Committee shall be appointed as provided in Article II, Section 3(a). The Judiciary Committee shall be appointed by the Chief Executive Officer, as provided in the Exchange's rules. The Executive, Audit, Compensation and Finance Committees shall be appointed by the Chairman and Vice Chairman, with the approval of the Board of Directors. The Regulatory Oversight Committee shall be appointed by the Vice Chairman and approved by the Public Directors. All other committees shall be appointed by the Vice Chairman of the Board, with the approval of the Board of Directors. The Chairman and Vice Chairman (or, where appropriate, the Vice Chairman, alone) shall provide names of all recommendations for committee appointments to the Board, in writing, no later than five business days before the meeting at which the Board will be asked to approve the appointments.

*Amended February 9, 2005; September 25, 2006.*

### Sec. 3. Powers and Duties of Committees

All committees shall have such duties and may exercise such authority as may be prescribed for them in these bylaws or in the rules or by the Board of Directors.

*Amended February 9, 2005.*

### Sec. 4. Conduct of Proceedings

Except as otherwise provided in the certificate of incorporation, these bylaws or the rules, or by the Board of Directors, each committee may determine the manner in which its proceedings shall be conducted. Any action required or permitted to be taken at any meeting of any committee may be taken without a meeting if a written consent to the action is signed by all of the members of the committee and the written consent is filed with the minutes of the proceedings of the committee.

*Amended February 9, 2005.*

## ARTICLE V. OFFICERS

### Sec. 1. Officers of the Corporation

The officers of the Corporation shall be the Chief Executive Officer, one or more Vice Presidents, a Secretary and a Treasurer, and such other officers, including a President, as the Board of Directors or the Chief Executive Officer may determine. The Board of Directors, or, to the extent set out in Section 3 below, the Chief Executive Officer, may appoint all such officers and agents as are deemed necessary, who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board or by the Chief Executive Officer. Except as specifically provided in these bylaws, the same person may serve in one or more offices to which he may be appointed.

*Amended Nov. 20, 1979; Dec. 28, 1992; Sept. 4, 2001; February 9, 2005.*

### Sec. 2. Compensation

The compensation of the Chief Executive Officer shall be fixed by the Compensation Committee. The salaries of all other officers and agents of the Corporation shall be fixed by the Chief Executive Officer, in consultation with the Compensation Committee.

*Amended Jan. 11, 1982; Dec. 28, 1992; Apr. 12, 1994; Sept. 4, 2001; February 9, 2005.*

### Sec. 3. Term of Office; Removal; Vacancies

Each officer of the Corporation shall hold office until his or her successor is appointed and qualified, or until his or her earlier death, resignation or removal. Any officer or agent chosen by the Board of Directors may be removed at any time by the Board of Directors, with or without cause, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Any officer or agent appointed by the Chief Executive Officer may be removed at any time by the Chief Executive Officer, with or without cause, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.

*Amended Jan. 11, 1982; Dec. 28, 1992; Apr. 12, 1994; February 9, 2005.*

### Sec. 4. Chief Executive Officer

The Chief Executive Officer of the Corporation shall be responsible to the Board for the management of its business affairs. The office shall be his principal occupation to which he shall devote his full time except with approval of the Board. He shall not be a Participant or affiliated in any way with a Participant during his incumbency. The Chief Executive Officer shall be appointed by the Board of Directors to serve at its pleasure and for such compensation as it may from time to time fix. He shall have the power and it shall be his duty, except as otherwise provided in the Corporation's certificate of incorporation, these bylaws or the Corporation's rules, to execute and carry out all orders and directions of the Board of Directors, the Executive Committee, or any other committee of the Corporation; to enforce the provisions of these bylaws

and the rules and regulations adopted pursuant thereto; and to promote the welfare and interests of the Corporation. On any appeal to the Board of Directors or to a committee from his decisions, he shall disqualify himself from any participation in the appeal proceedings, except as required of him by the Board or the committee. He may call special meetings of the Board of Directors or of any committee and special meetings of the stockholders. He shall have the power to appoint, dismiss and, in consultation with the Compensation Committee, fix the compensation of all officers (except the Chief Executive Officer) and employees of the Corporation, and, to the extent so provided in their respective bylaws, he shall have the same power with respect to the officers of subsidiaries of the Corporation. He shall in general have all powers and duties usually incident to the office of chief executive officer and such other powers and duties as may be prescribed by these bylaws or the Corporation's rules or by the Board of Directors from time to time. He may delegate such powers, or any of them, to any other officer of the Corporation, to be exercised under his supervision and control. In case of his temporary absence or inability to act, he may designate any other officer to assume all the functions and discharge all the duties of the Chief Executive Officer. Upon his failure so to do, or if the office of Chief Executive Officer is vacant, the Board of Directors shall designate an officer to perform the functions and duties of the Chief Executive Officer. When the Chief Executive Officer returns, or is again able to act, he shall resume his duties.

*Amended Jan. 11, 1982; Dec. 28, 1992; Apr. 12, 1994; Sept. 4, 2001; February 9, 2005.*

**Sec. 5. Officers Appointed by Chief Executive Officer**

All officers appointed by the Chief Executive Officer shall perform such duties as the Chief Executive Officer may prescribe and shall be responsible to him for the performance of their duties. The Treasurer shall receive and take charge of all moneys of the Corporation and make disbursement thereof. He shall report fully to the Board at such time or times as the Board may require. The Secretary of the Corporation shall act as Secretary of the Board of Directors and the Executive Committee and he shall keep and have charge of all records and papers of the Corporation. Reports and notices shall be properly filed when delivered to him or, in his absence, to another officer of the Corporation. The President, if any, shall have the duties and responsibilities assigned by the Chief Executive Officer from time to time. He shall not be a Participant or affiliated in any way with a Participant during his incumbency and shall not be eligible to serve on the Nominating and Governance, Audit, Regulatory Oversight or Judiciary Committees. Except in those instances in which the authority to execute is expressly delegated to a specific officer or agent of the Corporation or a different mode of execution is expressly prescribed by the Board of Directors or these bylaws, each officer appointed by the Chief Executive Officer may execute for the Corporation any contracts, deeds, mortgages, bonds or other instruments which the Board of Directors has authorized and may (without previous authorization by the Board of Directors) execute such contracts and other instruments as the conduct of the Corporation's business in its ordinary course requires.

*Amended Dec. 28, 1992; Sept. 4, 2001; February 9, 2005.*

## ARTICLE VI. INDEMNIFICATION

### Sec. 1. Indemnification

The Corporation shall, to the fullest extent permitted by the General Corporation Law of Delaware or any other applicable laws, as may from time to time be in effect, indemnify any person who was or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer or member of a committee of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding.

Expenses (including attorneys' fees) incurred by a director, officer, or member of a committee of the Corporation in defending a civil, criminal, administrative or investigative action, suit or proceeding, including appeals, shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director, officer or member of a committee to repay such amount if it shall be ultimately determined that he is not entitled to be indemnified as authorized by the General Corporation Law of the State of Delaware; provided, however, that the Corporation shall not be required to advance any expenses to a person against whom the Corporation directly brings a claim alleging that such person (a) has breached such person's duty of loyalty to the Corporation, (b) committed an act or omission not in good faith, (c) committed an act of intentional misconduct or a knowing violation of law, or (d) derived an improper personal benefit from a transaction.

To the fullest extent that the General Corporation Law of the State of Delaware, as it exists on the date hereof or as it may hereafter be amended, permits the limitation or elimination of the liability of directors, no director of the Corporation shall be liable to the Corporation or its stockholders or its Participants for monetary damages for breach of fiduciary duty as a director, except where such liability arises directly or indirectly as a result of a violation of the federal securities laws. No amendment to or repeal of this Article shall apply to or have any affect on the liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

*Amended Feb. 1, 1990; Apr. 12, 1994; February 9, 2005.*

### Sec. 2. Contract

The provisions of this Article VI shall be deemed to be a contract between the Corporation and each director, officer or member of a committee of the Corporation who serves in any such capacity at any time while this Article and the relevant provisions of the General Corporation Law of Delaware or other applicable law, if any, are in effect, and any repeal or modification of any such law or of this Article VI shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding

theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts.

*Amended February 9, 2005.*

**Sec. 3. Discretionary Indemnification Coverage**

Persons not expressly covered by the foregoing provisions of this Article VI, such as those (a) who are or were employees or agents of the Corporation, or are or were serving at the request of the Corporation as employees or agents of another corporation, partnership, joint venture, trust or other enterprise, or (b) who are or were directors, officers, employees or agents of a constituent corporation absorbed in a consolidation or merger in which the Corporation was the resulting or surviving corporation, or who are or were serving at the request of such constituent corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise, may be indemnified to the extent authorized at any time or from time to time by the Board of Directors.

*Amended February 9, 2005.*

**Sec. 4. Continuity of Indemnification**

The indemnification provided or permitted by this Article VI shall not be deemed exclusive of any other rights to which those indemnified may be entitled by law or otherwise, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

*Amended February 9, 2005.*

**Sec. 5. Corporation Not Liable**

The Corporation shall not be liable for any loss or damage sustained by a Participant or Participant Firm growing out of the use or enjoyment by such Participant or Participant Firm of the facilities afforded by the Corporation or its subsidiaries.

*Amended February 9, 2005.*

## ARTICLE VII. AMENDMENTS

**Sec. 1. Bylaws**

These bylaws may be amended or repealed, or new bylaws may be adopted, by the Board of Directors. These bylaws may also be amended or repealed, or new bylaws may be adopted, by action taken by the stockholders of the Corporation.

*Amended February 9, 2005.*

**Sec. 2. Rules**

The rules of the Corporation may be amended or repealed, or new rules may be adopted, by the Board of Directors.

*Amended February 9, 2005.*

## ARTICLE VIII. CERTIFICATES OF STOCK AND THEIR TRANSFER

### Sec. 1. Form and Execution of Certificates

Every holder of stock in the Corporation shall be entitled to have a certificate signed by, or in the name of, the Corporation by the Chairman, the Chief Executive Officer or the president or a vice president and by the secretary or an assistant secretary of the Corporation, certifying the number of shares owned. Such certificates shall be in such form as may be determined by the Board of Directors. In case any officer, transfer agent or registrar of the Corporation who has signed, or whose facsimile signature has been placed upon, any such certificate shall have ceased to be such officer, transfer agent or registrar of the Corporation before such certificate is issued by the Corporation, such certificate may nevertheless be issued and delivered by the Corporation with the same effect as if the officer, transfer agent or registrar who signed, or whose facsimile signature was placed upon, such certificate had not ceased to be such officer, transfer agent or registrar.

*Amended February 9, 2005.*

### Sec. 2. Conditions to Transfer

No sale, transfer or other disposition of stock of the Corporation shall be effected except (a) pursuant to an effective registration statement under the Securities Act in accordance with all applicable state securities laws; (b) upon delivery to the Corporation of an opinion of counsel satisfactory to the counsel for the Corporation that such sale, transfer or other disposition may be effected pursuant to a valid exemption from the registration requirements of the Securities Act and all applicable state securities laws; (c) upon delivery to the Corporation of such certificates or other documentation as counsel to the Corporation shall deem necessary or appropriate in order to ensure that such sale, transfer or other disposition complies with the Securities Act and all applicable state securities laws; or (d) pursuant to such procedures as the Chief Executive Officer may adopt from time to time with respect to such transactions.

*Amended February 9, 2005.*

### Sec. 3. Replacement Certificates

The Board of Directors may direct a new certificate to be issued in place of any certificate evidencing shares of stock of the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of the fact by the person claiming the certificate to be lost, stolen or destroyed. When authorizing such issue of a new certificate, the Board of Directors may, in its discretion and as a condition precedent to the issuance of the new certificate, require the owner of such lost, stolen or destroyed certificate, or his legal representative, to advertise the same in such manner as it shall require and may require such owner to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed. The Board of Directors may delegate its authority to direct the issuance of replacement stock

certificates to the transfer agent or agents of the corporation upon such conditions precedent as may be prescribed by the Board.

*Amended February 9, 2005.*

**Sec. 4. Transfers of Stock**

Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for shares of stock of the Corporation duly endorsed or accompanied by proper evidence of succession, assignment or other authority to transfer, it shall be the duty of the Corporation to issue a new certificate to the person entitled to the new certificate, cancel the old certificate and record the transaction upon its books, provided the Corporation or a transfer agent of the Corporation shall not have received a notification of adverse interest and that the conditions of Section 8-401 of Title 6 of the Delaware Code have been met.

*Amended February 9, 2005.*

**Sec. 5. Registered Stockholders**

The Corporation shall be entitled to treat the holder of record (according to the books of the Corporation) of any share or shares of its stock as the holder in fact of those shares and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other party whether or not the Corporation shall have express or other notice of that claim or interest, except as expressly provided by the laws of the State of Delaware.

*Amended February 9, 2005.*

## ARTICLE IX. CONTRACTS, LOANS, CHECKS AND DEPOSITS

### Sec. 1. Contracts

The Board of Directors may authorize any officer or officers, or agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances; provided, however, that this Section 1 shall not be a limitation on the powers of office granted under Article V of these bylaws.

*Amended February 9, 2005.*

### Sec. 2. Loans

No loans shall be contracted on behalf of the Corporation, and no evidences of indebtedness shall be issued in its name, unless authorized by a resolution of the Board of Directors. Such authority may be general or confined to specific instances.

*Amended February 9, 2005.*

### Sec. 3. Checks, Drafts and Other Instruments

All checks, drafts or other orders for the payment of money and all notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by such officer or officers or such agent or agents of the Corporation and in such manner as from time to time may be determined by a resolution of the Board of Directors or by an officer or officers of the Corporation designated by the Board to make such determination.

*Amended February 9, 2005.*

### Sec. 4. Deposits

All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositaries as the Board of Directors, or an officer or officers designated by the Board of Directors, may select.

*Amended February 9, 2005.*

## ARTICLE X. SELF-REGULATORY FUNCTION OF THE CORPORATION

### Sec. 1. Management of the Corporation

In connection with managing the business and affairs of the Corporation, the Board of Directors shall consider applicable requirements for registration as a national securities exchange under Section 6(b) of the Exchange Act of 1934, including, without limitation, the requirements that (a) the rules of the Corporation shall be designed to protect investors and the public interest and (b) the Corporation shall be so organized and have the capacity to carry out the purposes of the Exchange Act and to enforce compliance by its members, as that term is defined in Section 3 of the Exchange Act (such statutory members being referred to in the Corporation's bylaws and rules as "Participants") and persons associated with Participants, with the provisions of the Exchange Act, the rules and regulations under the Act and the rules of the Exchange.

*Amended February 9, 2005.*

### Sec. 2. Participation in Board and Committee Meetings

All meetings of the Board of Directors of the Corporation (and any committees of the Corporation) pertaining to the self-regulatory function of the Corporation (including disciplinary matters) or relating to the structure of the market which the Exchange regulates shall be closed to all persons other than members of the Board of Directors and officers, staff, counsel or other advisors whose participation is necessary or appropriate to the proper discharge of such regulatory functions and any representatives of the United States Securities and Exchange Commission. In no event shall members of the Board of Directors of CHX Holdings, Inc. who are not also members of the Board of Directors of the Corporation or any officers, staff, counsel or advisors of CHX Holdings, Inc. who are not also officers, staff, counsel or advisors of the Corporation be allowed to participate in any meetings of the Board of Directors of the Corporation (or any committees of the Corporation) pertaining to the self-regulatory function of the Corporation (including disciplinary matters) or relating to the structure of the market which the Corporation regulates.

*Amended February 9, 2005.*

### Sec. 3. Confidentiality of Information and Records Relating to SRO Function

All books and records of the Corporation reflecting confidential information pertaining to the self-regulatory function of the corporation (including but not limited to disciplinary matters, trading data, trading practices, and audit information) shall be retained in confidence by the Corporation and its personnel and will not be used by the Corporation for any non-regulatory purposes and shall not be made available to any persons (including, without limitation, any Participants) other than to those personnel of the Corporation, members of committees of the Corporation, members of the Board of Directors of the Corporation, hearing officers and other agents of the Corporation to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Corporation.

*Amended February 9, 2005.*

**Sec. 4. Maintenance of Books and Records**

All books and records of the Corporation, including minutes of meetings of the Board of Directors and of the Corporation's committees, shall be maintained by the Secretary of the Exchange at a location within the United States.

*Amended February 9, 2005.*

**Sec. 5. Regulatory Fees and Penalties**

Any revenues received by the Corporation from regulatory fees or regulatory penalties will be applied to fund the legal and regulatory operations of the Exchange (including its surveillance and enforcement activities) and will not be used to pay dividends. For purposes of this Section, regulatory penalties shall include restitution and disgorgement of funds intended for customers.

*Amended February 9, 2005.*

## ARTICLE XI. GENERAL PROVISIONS

### Sec. 1. Fiscal Year

The fiscal year of the Corporation shall be as determined from time to time by the Board of Directors.

*Amended February 9, 2005.*

### Sec. 2. Dividends

Subject to any provisions of any applicable statute or of the certificate of incorporation, dividends may be declared upon the capital stock of the Corporation by the Board of Directors; and such dividends may be paid in cash, property or shares of stock of the Corporation.

*Amended February 9, 2005.*

### Sec. 3. Reserves

Before payment of any dividends, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in its discretion, determines to be proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purpose as the Board of Directors shall determine to be conducive to the interests of the Corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

*Amended February 9, 2005.*

### Sec. 4. Subsidiary Corporations

The Board of Directors may constitute any officer of the Corporation its proxy, with power of substitution, to vote the stock of any subsidiary of the Corporation. In the absence of specific action by the Board of Directors, the Chief Executive Officer shall have authority to represent the Corporation and to vote, on behalf of the Corporation, the securities of other corporations, both domestic and foreign, held by the Corporation.

*Amended February 9, 2005.*

### Sec. 5. Severability

If any provision of these bylaws, or the application of any provision of these bylaws to any person or circumstances, is held invalid, the remainder of these bylaws and the application of such provision to other persons or circumstances shall not be affected.

*Amended February 9, 2005.*

**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**Form 1**

**Amendment to an Application for Registration as a National Securities Exchange**

Effective Date of Change: July 14, 2016

Pursuant to Rule 6a-2, Chicago Stock Exchange, Inc. submits the attached materials as an amendment to its application for registration as a national securities exchange. Enclosed are the items, exhibits and certificates in lieu of exhibits listed below:

Form 1 Exhibits

Exhibit C
Exhibit J

Certificates in Lieu of Exhibits Pursuant to Rule 6a-2, Sections (d)(2)

Certificate Regarding Certain Unpublished Information (Exhibit J)

Dated July 19, 2016

CHICAGO STOCK EXCHANGE, INC.

By: 
John K. Kerin

Its: Chief Executive Officer

By: 
James G. Ongena

Its: Senior Vice President and General Counsel

# CERTIFICATE OF
# THE CHICAGO STOCK EXCHANGE, INC.

## REGARDING CERTAIN UNPUBLISHED INFORMATION

The Chicago Stock Exchange. Inc. (the "Exchange"), a Delaware corporation registered with the Securities and Exchange Commission (the "Commission") as a national securities exchange, by its duly elected, acting and authorized officer, certifies to the Commission that:

1) This Certificate is furnished pursuant to Commission Rule 17 CFR 240.6a-2(d)(2), pursuant to which the Exchange may provide this certification in lieu of filing certain exhibits to the Exchange's Form 1, which is filed with the Commission on the date hereof.

2) Certain information required in Exhibit J is kept up to date by the Exchange's Legal Department and is available to the Commission and the public upon request.

3) The information required in Exhibit J for which the Exchange maintains current files is as follows:

Exhibit J — A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

3. Dates of commencement and termination of term of office or position.

4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

The undersigned has executed this certificate as of the 19th day of July, 2016.

THE CHICAGO STOCK EXCHANGE, INC.

By: 
James G. Ongena

Its: Senior Vice President and General Counsel


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EXHIBIT C – filed and current as of July 19, 2016.

**CHX Holdings, Inc.**

1. Name and address of organization

   CHX Holdings, Inc.
   440 S. LaSalle Street, Suite 800
   Chicago, IL 60605

2. Form of organization (e.g., associated, corporation, partnership, etc.)

   Corporation

3. Name of state and statute citation under which organized. Date of incorporation in present form.

   Organized 1/26/05 under the General Corporation Law of Delaware

4. Brief description of nature and extent of affiliation.

   Applicant is a direct, wholly-owned subsidiary of CHX Holdings, Inc.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transaction in connection with operation of the System.

   CHX Holdings, Inc. does not conduct business operations or maintain assets or liabilities, other than a small checking account for purposes of depositing fees relating to CHX Holdings, Inc. shareholder administration services.

6. A copy of the constitution.

   See Bylaws.

7. A copy of the articles of incorporation or associated including all amendments.

   Attached.

8. A copy of existing by-laws or corresponding rules or instruments.


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Bylaws Attached.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

   Officers, Directors and Committee Members attached.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

    This organization did not cease to be associated with the applicant during the previous year.


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EXHIBIT J- filed and current as of July 19, 2016.

A list of officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.

2. Title.

Please see attached list of officers, directors, and 2016/2017 Committee members.

3. Dates of commencement and termination of term of office or position

4. Type of business in which each is primarily engaged (e.g. floor broker, specialist, odd lot dealer etc.)

For numbers 3 and 4 above please see Certificate Regarding Certain Unpublished Information – 17 C.F.R. 240.6a-2(d)(2)


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Exhibit C and J Attachment: List of Officers

| Name | Title |
| --- | --- |
| John K. Kerin | Chief Executive Officer and President |
| Christopher L. Fairman | Executive Vice President and Chief Information Officer |
| Peter D. Santori | Executive Vice President and Chief Regulatory Officer |
| Christopher S. Brown | Senior Vice President, Information Technology Operations |
| Marguerite L. Donovan | Senior Vice President, Chief Compliance Officer |
| Robert G. Garrett | Senior Vice President, Information Technology |
| Steven I. Givot | Senior Vice President, Strategy and Product Management |
| Bruce E. Mathias | Senior Vice President and Chief Financial Officer |
| James G. Ongena | Executive Vice President and General Counsel |
| Larry G. Alfred | Vice President, Trading Operations |
| Emily R. Kasparov | Vice President, Associate General Counsel and Corporate Secretary |
| Joseph Kazielski | Vice President, Director of Compliance |
| Albert J. Kim | Vice President, Associate General Counsel |
| Brian P. Malone | Vice President, Human Resources |
| Christine Martuscello | Vice President, Head of Equity Trading |
| Richard S. Schultz | Vice President and Chief Counsel, Enforcement and Arbitration |
| Kevin A. Tyson | Vice President, Operations and Production Control |


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Exhibit C and J: List of Members of the Board

| Name | Title |
|---|---|
| Matthew D. Frymier | Chairman |
| Charles A. Rogers | Vice Chairman |
| John K. Kerin | Chief Executive Officer |
| Chad Bluett | Director |
| Noel I. Reyes | Director |
| Lois A. Scott | Director |
| Matthew Lavicka | Director |
| Colin M. Cheek | Director |
| Mary Lou Giustini | Director |
| Kruno Huitzingh | Director |
| Maryann A. Waryjas | Director |
| Kathleen Cheevers | Director |
| Anthony J. Saliba | Director |

# CHX Holdings, Inc.
## 2016 - 2017 Committee Roster

| Committee Name and Requirements: | Committee Members: | |
|---|---|---|
| **Executive Committee:** | Matthew Frymier (Chair)<br>Kruno Huitzingh<br>John Kerin | Matthew Lavicka<br>Charles Rogers<br>Maryann Waryjas |
| **Finance Committee:** | Anthony Saliba (Chair)<br>Matthew Frymier<br>Chad Bluett | Kruno Huitzingh<br>John Kerin<br>Charles Rogers<br>Colin Cheek |
| **Compensation Committee:** | Kruno Huitzingh (Chair)<br>Matthew Frymier<br>Colin Cheek | Charles Rogers<br>Anthony Saliba |
| **Audit Committee:** | Kruno Huitzingh (Chair)<br>Lois Scott<br>Matthew Frymier<br>Mary Lou Giustini | Charles Rogers<br>Anthony Saliba<br>Maryann Waryjas |
| **Nominating and Governance Committee:***<br>Consists of six directors. | Maryann Waryjas (Chair)<br>Matthew Frymier<br>Kathy Cheevers | Kruno Huitzingh<br>Matthew Lavicka<br>Noel Reyes |

*The Nominating and Governance Committee is appointed by the Board of Directors.

# Chicago Stock Exchange, Inc.
## 2016 - 2017 Committee Roster

| Committee Name and Requirements: | Committee Members: | |
|---|---|---|
| **Executive Committee:**<br>Must have at least five members, all of whom must be directors, plus the Chairman of the Board who must be the Chairman of the Executive Committee. A majority of the committee members must be Public Directors. | Matthew Frymier (Chair)<br>Kruno Huitzingh<br>John Kerin | Matthew Lavicka<br>Charles Rogers<br>Maryann Waryjas |
| **Finance Committee:**<br>Must have at least five members, in addition to the Chairman of the Board, all of whom must be Directors. | Anthony Saliba (Chair)<br>Matthew Frymier<br>Chad Bluett | Kruno Huitzingh<br>John Kerin<br>Charles Rogers<br>Colin Cheek |
| **Regulatory Oversight Committee:**<br>Must have at least five Public Directors. Up to two Participant Directors may be appointed to serve as non-voting advisors to the Committee. The Chairman of the Board, if he is not also serving as the CEO, must be one of the Public Directors on the committee. The committee and any advisors must be appointed by the Vice Chairman and approved by the Public Directors on the Exchange's Board of Directors. The committee must select its chairman from among the Public Directors on the committee. | Charles Rogers (Chair)<br>Matthew Frymier<br>Mary Lou Giustini<br>Kruno Huitzingh<br>Maryann Waryjas<br>Lois Scott | |
| **Committee on Exchange Procedure:**<br>Must have at least seven members who must be Participants. The chairman must be a member of the Executive Committee. | John Kerin (Chair)<br>Chad Bluett<br>Jon Bloom<br>Scott Freyn | Mike Pelech<br>Ryan Peterson<br>Noel Reyes |
| **Judiciary Committee:** *This is an ad hoc committee that is appointed by the CEO to review appeals of disciplinary cases.* | | |
| **Compensation Committee:** | Kruno Huitzingh (Chair) | |

| | |
|---|---|
| Must consist of the Chairman of the Board, and at least two other Directors. A majority of the committee members must be Public Directors. | Matthew Frymier<br>Colin Cheek<br>Charles Rogers<br>Anthony Saliba |
| **Audit Committee:**<br>Must have at least three members, all of whom must be Directors. The Chairman of the Board must be one of the committee members when he is not also acting as the CEO. A majority of the committee members must be Public Directors. The Chairman of the Committee must be a Public Director. | Kruno Huitzingh (Chair)<br>Matthew Frymier<br>Mary Lou Giustini<br>Charles Rogers<br>Anthony Saliba<br>Lois Scott<br>Maryann Waryjas |
| **Participant Advisory Committee:**<br>Must have at least five members, all of whom must be Participants. | Chad Bluett (Chair)<br>Jon Bloom<br>Scott Freyn<br>Mike Pelech<br>Ryan Peterson |
| **Nominating and Governance Committee:***<br>Consists of two Public Directors and two STP Participant Directors, one of whom is not a Series A stockholder. | Maryann Waryjas (Chair)<br>Matthew Frymier<br>Kathy Cheevers<br>Kruno Huitzingh<br>Matthew Lavicka<br>Noel Reyes |
| **Listing Committee:** | Mary Lou Giustini (Chair)<br>Kathy Cheevers<br>Kruno Huitzingh<br>Charles Rogers |

*The Nominating and Governance Committee is appointed by the Board of Directors.



CHX | CHICAGO STOCK EXCHANGE

# CERTIFICATE OF INCORPORATION OF THE CHICAGO STOCK EXCHANGE, INC.

(Updated through January 1, 2010)

FIRST: The name of the corporation (the "Corporation") is CHICAGO STOCK EXCHANGE, INC.

*Amended February 9, 2005.*

SECOND: The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, in the City of Wilmington, State of Delaware 19801, County of New Castle, and the name of its registered agent at that address is The Corporation Trust Company.

*Amended Sept. 4, 2001; February 9, 2005.*

THIRD: The purpose or purposes of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

*Amended February 9, 2005.*

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is one thousand (1,000) shares of common stock having a par value of $.01 per share. CHX Holdings, Inc. will be the sole owner of this stock.

*Amended February 9, 2005.*

FIFTH: (a) Authority. The governing body of the Corporation shall be its Board of Directors. The business and affairs of the Corporation shall be managed by the Board of Directors, except to the extent that the authority, powers and duties of such management shall be delegated to a committee or committees of the Corporation established pursuant to the bylaws or the rules of the Corporation. In addition to any committees of the Board of Directors which may be established as permitted by law, the bylaws or rules of the Corporation may provide for the establishment of one or more committees (the members of which shall be selected as provided in the bylaws and need not be members of the Board of Directors), each of which shall have the authority, powers and duties, in the management of the business and affairs of the Corporation, as the bylaws or rules shall provide.

(b) Number of Directors. The Board of Directors of the Corporation shall consist of not less than ten (10) nor more than sixteen (16) directors, the exact number to be fixed by the Board of Directors from time to time pursuant to a resolution adopted by the Board of Directors.

(c) Composition. The Board of Directors shall consist of one (1) director who is the Chief Executive Officer of the Corporation, directors who qualify as "Public Directors" and directors who qualify as "Participant Directors." The number of directors who must qualify as Public Directors shall be equal to one-half the number of directors comprising the entire Board of Directors (rounded up to the next whole number), and the directors who neither are the Chief Executive Officer of the Corporation nor qualify as Public Directors shall be Participant Directors. The terms "Public Director" and "Participant Director" shall have the meanings given those terms in the bylaws.

(d) Terms. The Board of Directors shall be divided into three classes, designated Class 1, Class 2 and Class 3, which shall be as nearly equal in number and make-up (e.g. Public Director and Participant Director) as the total number of directors then constituting the entire Board permits. The directors shall serve staggered three-year terms, with the term of office of one class expiring each year. In order to commence such staggered three-year terms, directors in Class 1 shall be initially appointed to hold office until the 2005 annual meeting of stockholders of the Corporation; directors in Class 2 shall be initially appointed to hold office until the 2006 annual meeting of stockholders of the Corporation; and directors in Class 3 shall be initially appointed to hold office until the 2007 annual meeting of stockholders of the Corporation. Thereafter, the term of office for each class of directors elected at each annual meeting shall be three years from the date of their election. All directors shall continue in office after the expiration of their terms until their successors are elected or appointed and qualified, except in the event of early resignation, removal or disqualification.

(e) Election and Qualification of Directors. At each annual meeting of stockholders at which a quorum is present, the persons receiving a plurality of the votes cast, for the type of director associated with the seat on the board being filled, shall be directors. No director need be a stockholder.

(f) Removal of Directors. No director or class of directors may be removed from office by a vote of the stockholders at any time except for cause. For purposes of this section, "cause" shall mean only (i) a breach of a director's duty of loyalty to the Corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) actions resulting in liability under Section 174 of the General Corporation Law of Delaware, or (iv) transactions from which a director derived an improper personal benefit. Any director may be removed for cause by the holders of a majority of the shares of capital stock then entitled to be voted at an election of directors.

(g) Vacancies. Any vacancy on the Board of Directors resulting from the death, retirement, resignation, disqualification or removal of a director, as well as any newly created directorship resulting from an increase in the number of directors which occurs between annual meetings of the stockholders at which directors are elected, shall be filled only with a person nominated by the Chairman and Vice Chairman of the Corporation and elected by a majority of the directors then in office, though less than a quorum or by a sole remaining director, except that those vacancies resulting from removal from office by a vote of the stockholders for cause may be filled by a vote of the stockholders at the same meeting at which such removal occurs. Any person chosen to fill a vacancy or newly-created directorship must qualify as the type of director (Public Director or Participant Director) associated with the seat on the board being filled. A director chosen to fill a vacancy or newly-created directorship by the directors then in office shall hold office until the end of the next annual meeting of stockholders, at which time a director shall be elected by vote of the stockholders to fill any remaining portion of the term of the class to which such director belongs. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

*Amended July 1, 1992; Dec. 28, 1992; Sept. 4, 2001; February 9, 2005.*

SIXTH: The duration of the Corporation shall be perpetual.

*Amended February 9, 2005.*

SEVENTH: The Board of Directors shall have the power to adopt, amend or repeal the bylaws and rules of the Corporation. The bylaws may also be amended or repealed, or new bylaws may be adopted, by action taken by the stockholders of the Corporation.

*Amended February 9, 2005.*

EIGHTH: (a) Indemnification. The Corporation may provide indemnification for members of its Board of Directors and of committees of the Board of Directors and of other committees of the Corporation, its officers, agents and employees, and those serving another corporation, partnership, joint venture, trust or other enterprise at the request of the Corporation, within the limits permitted by Delaware law to safeguard such persons from expense and liability for actions they take in any such capacity in good faith in furtherance of, or without belief that such actions are opposed to, the best interests of the Corporation and its stockholders, and, with respect to any criminal action or proceeding, if such person had no reasonable cause to believe that such person's conduct was unlawful.

(b) Limitation of Liability. To the fullest extent that the General Corporation Law of the State of Delaware, as it exists on the date this certificate of incorporation is adopted or as it may later be amended, permits the limitation or elimination of the liability of directors, no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where such liability arises directly or indirectly as a result of a violation of the federal securities laws. No amendment to or repeal of this Article shall apply to or have any effect on the liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

*Amended Feb. 1, 1990; Apr. 12, 1994; February 9, 2005.*

NINTH: Action may be taken by the stockholders of the Corporation, without a meeting, by written consent as and to the extent provided at the time by the General Corporation Law of Delaware, provided that the matter to be acted upon by such written consent previously has been approved by the Board of Directors of the Corporation and directed by such Board to be submitted to the stockholders for their action by written consent.

*Amended February 9, 2005.*

TENTH: Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or any creditor or stockholder thereof or on thc application of any receiver or receivers appointed for the Corporation under Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers

appointed for the Corporation under Section 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as the such court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

*Amended February 9, 2005.*

ELEVENTH: The Corporation reserves the right to amend this certificate of incorporation, and to change or repeal any provision of the certificate of incorporation, and all rights conferred upon stockholders by such certificate of incorporation are granted subject to this reservation; provided, however, that any amendment to this certificate of incorporation must be approved by a majority of the members of the Board of Directors who are present at the meeting at which the amendment is proposed and by a majority of the stockholders of the Corporation present in person or by proxy at the meeting of stockholders at which the amendment is submitted.

*Amended Dec. 28, 1992; February 9, 2005.*


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# BYLAWS OF THE CHICAGO STOCK EXCHANGE, INC.

(Updated through April 21, 2014)

## ARTICLE I. OFFICES; REGISTERED AGENT

### Sec. 1. Registered Office

The registered office of the Chicago Stock Exchange, Inc. (the "Corporation") in the State of Delaware shall be at such location within the State of Delaware as shall from time to time be determined by the Board of Directors.

*Amended February 9, 2005.*

### Sec. 2. Other Offices

The Corporation may also have offices at such other places both within and without the State of Delaware as the Board Of Governors may from time to time determine or the business or purposes of the Corporation may require.

*Amended February 9, 2005.*

## ARTICLE II. DIRECTORS

### Sec. 1. Powers

The business and affairs of the Corporation shall be managed by its Board of Directors, except to the extent that the authority, powers and duties of such management shall be delegated to a committee or committees of the Corporation established pursuant to these bylaws or the rules. The Board shall have all powers necessary for the government of the Corporation, the regulation of the business conduct of Participants, and the promotion of the welfare, objects and purposes of the Corporation.

*Amended Dec. 8, 1976; Nov. 20, 1979; Dec. 28, 1992; Mar. 16, 1998; Sept. 4, 2001; February 9, 2005.*

### Sec. 2. Number, Term of Office and Qualifications

(a) The number of directors of the Corporation shall be not less than ten (10) nor more than sixteen (16). The initial number of directors of the Corporation upon adoption of this bylaw shall be fourteen (14). The number of directors may be increased or decreased from time to time within the minimum and maximum number provided for in this Section 2 by a resolution adopted by a majority of the Board of Directors, without further amendment of this section; but no decrease shall have the effect of shortening the term of any incumbent director. Directors need not be stockholders of the Corporation.

(b) At all times the Board of Directors shall consist of one (1) director who is the Chief Executive Officer of the Corporation, directors who qualify as "Public Directors" and directors who qualify as "Participant Directors." The number of directors who must qualify as Public Directors shall be equal to one-half the number of directors comprising the entire board of directors (rounded up to the next whole number), and the directors who neither are the Chief Executive Officer of the Corporation nor qualify as Public Directors shall be Participant Directors. As long as the Board of Directors of the Corporation consists of fourteen (14) directors, the Board of Directors shall consist of the Chief Executive Officer of the corporation, seven (7) directors who qualify as Public Directors and six (6) directors who qualify as Participant Directors. The term "Public Director" shall mean a director who (i) is not a Participant, or an officer, managing member, partner or employee of an entity that is a Participant, (ii) is not an employee of the Corporation or any of its affiliates, (iii) is not broker or dealer or an officer or employee of a broker or dealer, or (iv) does not have any other material business relationship with (x) CHX Holdings, Inc., the Corporation or any of their affiliates or (y) any broker or dealer. The term "Participant Director" shall mean a director who is a Participant or an officer, managing member or partner of an entity that is a Participant. The term "Participant" shall mean any individual, corporation, partnership or other entity that holds a permit issued by the Corporation to trade securities on the market operated by the Corporation. A director shall qualify as a Public Director or Participant Director only so long as such director meets the requirements for that position.

(c) The Board of Directors shall be divided into three classes, which shall be as nearly equal in number and make-up among Public Directors and Participant Directors as the total number of directors then constituting the entire Board of Directors permits. The directors shall serve staggered three-year terms, with the term of office of one class expiring each year, as set forth in the certificate of incorporation of the Corporation. All directors shall continue in office after the expiration of their terms until their successors are elected or appointed and qualified, except in the event of early resignation, removal or disqualification.

(d) A director may serve for any number of terms, consecutive or otherwise.

*Amended Sept. 23, 1983; Dec. 28, 1992; Apr. 12, 1994; Aug. 19, 1994; Jan. 5, 1996; Mar. 16, 1998; Sept. 4, 2001; February 9, 2005; November , 2009.*

**Sec. 3. Nomination and Election**

(a) Candidates for election as director shall be nominated by the Nominating and Governance Committee. The Nominating and Governance Committee shall consist of two (2) Public Directors and two (2) STP Participant Directors, as defined below (one of whom must not be a representative of a firm that is a holder of Series A Preferred Stock of CHX Holdings, Inc.) The Board of Directors shall appoint the Nominating and Governance Committee.

(b) The Nominating and Governance Committee each year shall nominate directors for each director position standing for election at the annual meeting of stockholders that year. For positions requiring persons who qualify as Participant Directors, the Nominating and Governance Committee shall nominate only those persons whose names have been presented to, and approved by, the Participants pursuant to the procedures set forth in this bylaw.

(c) The Board of Directors shall identify one Participant Director position in each class which shall be subject to the petition process set forth in paragraphs (d)-(g) below (an "STP Participant Director"). The Nominating and Governance Committee shall nominate, to the STP Participant Director positions, only those persons whose names have been presented to, and approved by, the Participants pursuant to the procedures set forth in this bylaw.

(d) The Nominating and Governance Committee shall consult with the Chairman of the Board and the Chief Executive Officer, and shall hold at least two open meetings with Participants for the purpose of receiving recommendations of candidates for election to the STP Participant Director positions.

(e) Not later than 60 days prior to the date announced for the annual meeting of stockholders, the Nominating and Governance Committee shall report to the Secretary of the Corporation its initial nominees for the STP Participant Director positions on the Board of Directors. The Secretary shall promptly notify Participants of those initial nominees. Participant Firms may identify other candidates for the STP Participant Director positions by delivering to the Secretary, at least 35 days before the date announced for the annual meeting of stockholders, a written petition, which shall designate the candidate by name and office and shall be signed by at least ten (10)

Participant Firms supporting that petition. A Participant Firm may endorse as many candidates as there are STP Participant Director positions to be filled.

(f) If one or more valid petitions are received, the Secretary shall notify all Participants of record (as of the close of business on the day before the date of such notice) of the names of the initial nominees identified by the Nominating and Governance Committee and those additional candidates identified by Participants as well as of the time and date of an election, to be held at least 20 days prior to the annual stockholders' meeting, to confirm the Participants' selections of nominees for STP Participant Directors. In such elections, each Participant Firm shall have one vote with respect to each STP Participant Director position that is to be filled at the annual stockholders' meeting. Votes may be cast in person or by proxy. The individuals receiving the largest number of votes shall be the persons approved by the Participants as STP Participant Director nominees. The Secretary shall notify the Nominating and Governance Committee of the results of the election.

(g) If no valid petitions from the Participants are received by the date that is 35 days prior the date that is announced for to the annual meeting of stockholders, the Nominating and Governance Committee's initial nominees shall be deemed to be the persons approved by the Participants as the STP Participant Director nominees, and the Secretary shall so notify the Nominating and Governance Committee.

*Amended February 9, 2005; September 25, 2006.*

**Sec. 4. Chairman**

(a) The Board of Directors shall elect the Chairman of the Board from among the Chief Executive Officer and the Public Directors. The Chairman may serve as Chief Executive Officer but may hold no other office in the Corporation.

(b) The Chairman shall preside at all meetings of the Board. He may call special meetings of the Board of Directors or any committee of the Corporation. He shall be an ex-officio member, with the right to vote except as otherwise designated in these bylaws or the rules, of the Executive Committee. If the Chairman is not also the Chief Executive Officer, he shall also be an ex-officio member, with the right to vote, of the Audit Committee, the Regulatory Oversight Committee, the Finance Committee and the Compensation Committee. With the Vice Chairman, he shall, subject to the approval of the Board of Directors, appoint the members of the Executive, Audit, Compensation and Finance Committees and nominate persons to fill any vacancy or newly-created directorship on the Board of Directors. He shall also have such other duties, authority and obligations as may be given to him by the Board of Directors.

*Amended February 9, 2005.*

**Sec. 5. Vice Chairman**

(a) The Vice Chairman shall be nominated by the Chairman and elected by a majority vote of the Board of Directors. The Chairman shall provide the name of his or her nominee to the Board, in

writing, no later than five business days before the date on which the Board will be asked to vote to fill the position. The Vice Chairman may hold no other office in the Corporation.

(b) The Vice Chairman shall perform the functions of the Chairman in his absence or inability to act. With the Chairman, the Vice Chairman shall, subject to the approval of the Board of Directors, appoint the members of the Executive, Audit, Compensation and Finance Committees. The Vice Chairman also shall, subject to the approval of the Board of Directors, appoint the members of all other standing and special committees of the Corporation, except the Nominating and Governance Committee and the Judiciary Committee. With the Chairman, the Vice Chairman shall nominate persons to fill any vacancy or newly-created directorship on the Board of Directors. He shall also have such other duties, authority and obligations as may be given to him by the Board of Directors.

*Amended February 9, 2005; April 21, 2014 (SR-CHX-2014-03).*

**Sec. 6. Vacancies**

Any vacancy on the Board of Directors resulting from the death, retirement, resignation, disqualification or removal of a director, as well as any newly created directorship resulting from an increase in the number of directors which occurs between annual meetings of the stockholders at which directors are elected, shall be filled only with a person nominated by the Chairman and Vice Chairman of the Corporation and elected by a majority of the directors then in office, though less than a quorum or by a sole remaining director, except that those vacancies resulting from removal from office by a vote of the stockholders for cause may be filled by a vote of the stockholders at the same meeting at which such removal occurs. The Chairman and Vice Chairman shall provide the names of nominees to fill vacancies to the Board, in writing, no later than five business days before the date on which the Board will be asked to vote to fill the vacancies. Any person chosen to fill a vacancy or newly-created directorship must qualify as the type of director (Public Director or Participant Director) associated with the seat on the Board being filled. A director chosen to fill a vacancy or newly-created directorship by the directors then in office shall hold office until the end of the next annual meeting of stockholders, at which time a director shall be elected by vote of the stockholders to fill any remaining portion of the term of the class to which such director belongs. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

*Amended February 9, 2005.*

**Sec. 7. Participation in Meeting, Action or Proceeding**

No director shall be disqualified from participating in any meeting, action or proceeding of the Board of Directors by reason of having, either personally or as a member of any committee, made prior inquiry, examination or investigation of the subject under consideration, nor shall any member of any such committee be disqualified from acting as a director upon any appeal from a decision of any committee. But no director shall participate in the determination of any matter in which such director is personally interested. Participant Directors shall not be deemed to be personally interested in the determination of matters that may affect the Participants as a whole

or certain groups of Participants, and Participant Directors shall not be prohibited from participating in such determinations in the normal course of conducting the Corporation's business. In a matter involving an issuer of a security listed or to be listed on the Exchange, a director shall be deemed to be "personally interested" if he or she is a director, officer or employee of the issuer of that security, and shall not participate in a decision relating to that matter. Other relationships between a director and an issuer shall be evaluated on a case-by-case basis.

*Amended Mar. 16, 1998; February 9, 2005; September 28, 2007.*

**Sec. 8. Place of Meetings; Mode**

Any meeting of the Board of Directors may be held at such place, within or without the State of Delaware, as shall be designated in the notice of such meeting, but if no such designation is made, then the meeting will be held at the principal business office of the Corporation. Members of the Board of Directors or any committee designated by the Board, including the Executive Committee, may participate in a meeting of the Board or committee by conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

*Amended February 9, 2005.*

**Sec. 9. Regular Meetings**

Regular meetings of the Board of Directors may be held, with or without notice, at such time or place as may from time to time be specified in a resolution adopted by the Board or by the Executive Committee and at the time in effect.

*Amended February 9, 2005.*

**Sec. 10. Special Meetings**

(a) Special meetings of the Board of Directors may be called on two days' notice to each director by the Chairman of the Board, the Vice Chairman of the Board or the Chief Executive Officer and shall be called by the Secretary upon the written request of any five directors.

(b) The person or persons calling a special meeting of the Board shall fix the time and place at which the meeting shall be held, and such time and place shall be specified in the notice of such meeting. Notice of any special meeting shall be given by written, electronic or telephonic means to each director at his or her business address or such other address as he or she may have advised the Secretary of the Corporation to use for such purpose. If delivered, notice shall be deemed to be given when delivered to such address or to the person to be notified. If mailed, such notice shall be deemed to be given two business days after deposit in the United States mail, postage prepaid, of a letter addressed to the appropriate location. Notice may also be given by

telephone, electronic transmission or other means not specified in this section, and in each such case shall be deemed to be given when actually received by the director to be notified.

*Amended Nov. 20, 1979; Dec. 28, 1992; Sept. 4, 2001; February 9, 2005.*

**Sec. 11. Quorum and Action by the Board**

At all meetings of the Board of Directors, one-half of the number of directors then in office (including not less than 50 percent of the Public Directors) shall constitute a quorum for the transaction of business, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors except as may be otherwise specifically provided by statute, the certificate of incorporation, the bylaws or the rules. If at least 50 percent of the Public Directors are (a) present at or (b) have waived their attendance for a meeting after receiving an agenda prior to such meeting, the requirement that not less than 50 percent of the Public Directors be present to constitute the quorum shall be deemed satisfied. If a quorum shall not be present at any meeting of the Board of Directors, a majority of the directors present at the meeting may adjourn the meeting, without notice other than announcement at the meeting, until a quorum shall be present.

*Amended Mar. 16, 1998; February 9, 2005.*

**Sec. 12. Waiver of Notice**

A written waiver of notice, signed by a director entitled to notice of a meeting of the Board of Directors, whether before or after the time of the meeting stated in the notice, shall be deemed equivalent to the giving of such notice to that director. Attendance of a director at a meeting of the Board of Directors or of a committee of the board of which the director is a member shall constitute a waiver of notice of such meeting except when the director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

*Amended February 9, 2005.*

**Sec. 13. Presumption of Assent**

A director of the Corporation who is present at a duly convened meeting of the Board of Directors or at a committee of the Board at which action on any corporate matter is taken shall be conclusively presumed to have assented to the action taken unless his or her dissent shall be entered in the minutes of the meeting or unless he or she shall file his or her written dissent to such action with the person acting as the secretary of the meeting before the adjournment of the meeting or shall forward such dissent by registered or certified mail to the Secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

*Amended February 9, 2005.*

### Sec. 14. Informal Action

Unless otherwise restricted by statute, the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting, if a written consent to the action is signed by all of the directors and such written consent is filed with the minutes of proceedings of the Board of Directors.

*Amended February 9, 2005.*

### Sec. 15. Compensation

The directors may be paid their reasonable expenses, if any, of attendance at each meeting of the Board of Directors and at each meeting of a committee of the Board of Directors of which they are members. The Board of Directors, irrespective of any personal interest of any of its members, shall have authority to fix compensation of all directors for services to the Corporation as directors, officers or otherwise.

*Amended February 9, 2005.*

### Sec. 16. Removal

Directors may be removed by the stockholders only as provided in the certificate of incorporation.

*Amended February 9, 2005.*

### Sec. 17. Interpretation of Bylaws and Rules

The Board of Directors shall have power to interpret these bylaws and the rules of the Corporation and any interpretation made by it shall be final and conclusive.

*Amended February 9, 2005.*

## ARTICLE III. STOCKHOLDERS

### Sec. 1. Annual Meeting

The annual meeting of the stockholders shall be held on a business day in April each year, or on such other dates determined by the Board of Directors, for the purpose of electing directors and for the transaction of such other business as may properly come before the meeting.

*Amended February 9, 2005.*

### Sec. 2. Special Meetings

Special meetings of the stockholders for any purpose or purposes may be called by the Board of Directors or the Chief Executive Officer.

*Amended February 9, 2005.*

### Sec. 3. Place of Meetings

Meetings of stockholders of the Corporation shall be held at such place, within or without the State of Delaware, as the Board of Directors may designate prior to the giving of notice of such meeting, but if no such designation is made, then the meeting shall be held at the principal business office of the Corporation; provided, however, that for any meeting of the stockholders for which a waiver of notice designating a place is signed by all of the stockholders, then that shall be the place for the holding of such meeting.

*Amended February 9, 2005.*

### Sec. 4. Notice of Meetings

Unless otherwise prescribed by statute or by the certificate of incorporation, notice of each annual or special meeting of the stockholders, stating the date, time and place of the meeting of the stockholders and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given to each stockholder of record entitled to vote at the meeting, not less than 10 nor more than 30 days before the date of the meeting, or in the case of a meeting called for the purpose of acting upon a merger or consolidation not less than 20 nor more than 30 days before the meeting. Only matters stated in the notice of a stockholder meeting shall be brought before that meeting. Any stockholder desiring that any matter be brought before an annual meeting of stockholders shall so notify the Secretary at least 35 days prior to the date announced for the meeting, and, if a proper subject for consideration by the stockholders, that matter shall be stated in the notice of the meeting as one of the purposes of the meeting. Notice shall be given by or at the direction of the Secretary. If mailed, this notice shall be deemed to be given when deposited in the United States mail, postage prepaid, addressed to the stockholder at his or her address as it appears on the records of the Corporation. If delivered (rather than mailed) to the stockholder's address, the notice shall be deemed to be given when delivered. When a meeting is adjourned to another time or place, notice need not be given of the adjourned

meeting if the time and place are announced at the meeting at which the adjournment is taken, unless the adjournment is for more than 30 days or unless a new record date is fixed for the adjourned meeting.

*Amended February 9, 2005.*

**Sec. 5. Waiver of Notice**

A waiver of notice in writing signed by a stockholder entitled to such notice, whether before or after the time of the meeting stated in the notice, shall be deemed equivalent to the giving of such notice. Attendance of a stockholder in person or by proxy at a meeting of stockholders shall constitute a waiver of notice of such meeting except when the stockholder or his or her proxy attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

*Amended February 9, 2005.*

**Sec. 6. Meeting of All Stockholders**

If all of the stockholders shall meet at any time and place, either within or without the State of Delaware, and shall, in writing signed by all of the stockholders, waive notice of, and consent to the holding of, a meeting at such time and place, such meeting shall be valid without call or notice, and at such meeting any corporate action may be taken.

*Amended February 9, 2005.*

**Sec. 7. Record Dates**

(a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment of such a meeting, the Board of Directors may fix a record date, which record date shall not precede the date on which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 30 nor less than 10 days before the date of such meeting (or less than 20 days if a merger or consolidation is to be acted upon at such a meeting). If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day before the day on which notice is given, or, if notice is waived, at the close of business on the day before the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date on which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been

fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by the certificate of incorporation of the Corporation or by statute, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered in the manner required by law to the Corporation at its registered office in the State of Delaware or at its principal place of business or to an officer or agent of the Corporation having custody of the book in which proceedings of meetings of the Corporation's stockholders are recorded. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by the certificate of incorporation or by statute, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall not be more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating to that purpose.

(d) Only those who shall be stockholders of record on the record date fixed pursuant to the provisions in this Section 7 shall be entitled to such notice of, and to vote at, such meeting and any adjournment of that meeting, or to consent to such corporate action in writing, or to receive payment of such dividend or other distribution, or to receive such allotment of rights, or to exercise such rights, as the case may be, even if stock is transferred on the books of the Corporation after the applicable record date.

*Amended February 9, 2005.*

**Sec. 8. Lists of Stockholders**

The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least 10 days before each meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least 10 days prior to the meeting, either at a place within the municipality where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where said meeting is to be held, and the list shall be produced and kept at the time and place of meeting during the whole time of the meeting, for inspection by any stockholder who may be present.

*Amended February 9, 2005.*

**Sec. 9. Quorum and Vote Required for Action**

Except as may otherwise be provided in the certificate of incorporation of the Corporation, the holders of stock of the Corporation having a majority of the total votes which all of the outstanding stock of the Corporation would be entitled to cast at the meeting, when present in person or by proxy, shall constitute a quorum at any meeting of the stockholders. Unless a different number of votes is required by statute or the certificate of incorporation of the Corporation, (a) if a quorum is present with respect to the election of directors, directors shall be elected by a plurality of the votes cast, for the type of director associated with the seat on the Board being filled, by those stockholders present in person or represented by proxy at the meeting and entitled to vote on the election of directors, and (b) in all matters other than the election of directors, if a quorum is present at any meeting of the stockholders, a majority of the votes entitled to be cast by those stockholders present in person or by proxy shall be the act of the stockholders. If a quorum is not present at any meeting of stockholders, then holders of stock of the Corporation who are present in person or by proxy representing a majority of the votes cast may adjourn the meeting from time to time without further notice. At any adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the original meeting. Withdrawal of stockholders from any meeting shall not cause failure of a duly constituted quorum at that meeting.

*Amended February 9, 2005.*

**Sec. 10. Proxies**

Each stockholder entitled to vote at a meeting of the stockholders or to express consent to corporate action in writing without a meeting may authorize another person or persons to act for him by proxy, but no proxy shall be valid after three years from its date unless otherwise provided in the proxy. Such proxy shall be in writing and shall be filed with the Secretary of the Corporation before or at the time of the meeting or the giving of such written consent, as the case may be.

*Amended February 9, 2005.*

**Sec. 11. Voting of Shares**

Each stockholder of the Corporation shall be entitled to such vote (in person or by proxy) for each share of stock having voting power held of record by such stockholder as shall be provided in the certificate of incorporation of the Corporation or, absent provision in the certificate of incorporation fixing or denying voting rights, shall be entitled to one vote per share.

*Amended February 9, 2005.*

**Sec. 12. Voting by Ballot**

Any question or any election at a meeting of the stockholders may be decided by voice vote unless the presiding officer shall order that voting be by ballot or unless otherwise provided in the certificate of incorporation of the Corporation or required by statute.

*Amended February 9, 2005.*

**Sec. 13. Inspectors**

At any meeting of the stockholders, the presiding officer may, or upon the request of any stockholder shall, appoint one or more persons as inspectors for such meeting. Such inspectors shall ascertain and report the number of shares represented at the meeting, based upon their determination of the validity and effect of proxies; count all votes and report the results; and do such other acts as are proper to conduct the election and voting with impartiality and fairness to all the stockholders. Each report of an inspector shall be in writing and signed by him or a majority of them if there is more than one inspector acting at such meeting. If there is more than one inspector, the report of a majority shall be the report of the inspectors. The report of the inspector or inspectors on the number of shares represented at the meeting and the results of the voting shall be prima facie evidence thereof.

*Amended February 9, 2005.*

**Sec. 14. Informal Action**

Any corporate action upon which a vote of stockholders is required or permitted may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on that matter were present and voted and shall be delivered to the Corporation in the manner required by law at its registered office within the State of Delaware or at its principal place of business or to an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders of the Corporation are recorded. Every written consent shall bear the date of signature of each stockholder who signs the consent, and no written consent shall be effective to take the corporate action referred to in the consent unless, within 60 days of the earliest dated consent delivered to the Corporation, written consents signed by a sufficient number of holders to take action are delivered to the Corporation as required by these bylaws or by applicable law. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not so consented in writing.

*Amended February 9, 2005.*

## ARTICLE IV. COMMITTEES

### Sec. 1. Number of Committees

The committees of the Corporation shall consist of an Executive Committee, a Nominating and Governance Committee, an Audit Committee, a Compensation Committee, a Regulatory Oversight Committee, a Finance Committee, a Judiciary Committee and such other committees as may be provided in the bylaws or rules or as may be from time to time established by the Board of Directors.

*Amended Nov. 20, 1979; Dec. 28, 1992; February 9, 2005.*

### Sec. 2. Appointment of Committees

The Nominating and Governance Committee shall be appointed as provided in Article II, Section 3(a). The Judiciary Committee shall be appointed by the Chief Executive Officer, as provided in the Exchange's rules. The Executive, Audit, Compensation and Finance Committees shall be appointed by the Chairman and Vice Chairman, with the approval of the Board of Directors. The Regulatory Oversight Committee shall be appointed by the Vice Chairman and approved by the Public Directors. All other committees shall be appointed by the Vice Chairman of the Board, with the approval of the Board of Directors. The Chairman and Vice Chairman (or, where appropriate, the Vice Chairman, alone) shall provide names of all recommendations for committee appointments to the Board, in writing, no later than five business days before the meeting at which the Board will be asked to approve the appointments.

*Amended February 9, 2005; September 25, 2006.*

### Sec. 3. Powers and Duties of Committees

All committees shall have such duties and may exercise such authority as may be prescribed for them in these bylaws or in the rules or by the Board of Directors.

*Amended February 9, 2005.*

### Sec. 4. Conduct of Proceedings

Except as otherwise provided in the certificate of incorporation, these bylaws or the rules, or by the Board of Directors, each committee may determine the manner in which its proceedings shall be conducted. Any action required or permitted to be taken at any meeting of any committee may be taken without a meeting if a written consent to the action is signed by all of the members of the committee and the written consent is filed with the minutes of the proceedings of the committee.

*Amended February 9, 2005.*

## ARTICLE V. OFFICERS

### Sec. 1. Officers of the Corporation

The officers of the Corporation shall be the Chief Executive Officer, one or more Vice Presidents, a Secretary and a Treasurer, and such other officers, including a President, as the Board of Directors or the Chief Executive Officer may determine. The Board of Directors, or, to the extent set out in Section 3 below, the Chief Executive Officer, may appoint all such officers and agents as are deemed necessary, who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board or by the Chief Executive Officer. Except as specifically provided in these bylaws, the same person may serve in one or more offices to which he may be appointed.

*Amended Nov. 20, 1979; Dec. 28, 1992; Sept. 4, 2001; February 9, 2005.*

### Sec. 2. Compensation

The compensation of the Chief Executive Officer shall be fixed by the Compensation Committee. The salaries of all other officers and agents of the Corporation shall be fixed by the Chief Executive Officer, in consultation with the Compensation Committee.

*Amended Jan. 11, 1982; Dec. 28, 1992; Apr. 12, 1994; Sept. 4, 2001; February 9, 2005.*

### Sec. 3. Term of Office; Removal; Vacancies

Each officer of the Corporation shall hold office until his or her successor is appointed and qualified, or until his or her earlier death, resignation or removal. Any officer or agent chosen by the Board of Directors may be removed at any time by the Board of Directors, with or without cause, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Any officer or agent appointed by the Chief Executive Officer may be removed at any time by the Chief Executive Officer, with or without cause, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.

*Amended Jan. 11, 1982; Dec. 28, 1992; Apr. 12, 1994; February 9, 2005.*

### Sec. 4. Chief Executive Officer

The Chief Executive Officer of the Corporation shall be responsible to the Board for the management of its business affairs. The office shall be his principal occupation to which he shall devote his full time except with approval of the Board. He shall not be a Participant or affiliated in any way with a Participant during his incumbency. The Chief Executive Officer shall be appointed by the Board of Directors to serve at its pleasure and for such compensation as it may from time to time fix. He shall have the power and it shall be his duty, except as otherwise provided in the Corporation's certificate of incorporation, these bylaws or the Corporation's rules, to execute and carry out all orders and directions of the Board of Directors, the Executive Committee, or any other committee of the Corporation; to enforce the provisions of these bylaws

and the rules and regulations adopted pursuant thereto; and to promote the welfare and interests of the Corporation. On any appeal to the Board of Directors or to a committee from his decisions, he shall disqualify himself from any participation in the appeal proceedings, except as required of him by the Board or the committee. He may call special meetings of the Board of Directors or of any committee and special meetings of the stockholders. He shall have the power to appoint, dismiss and, in consultation with the Compensation Committee, fix the compensation of all officers (except the Chief Executive Officer) and employees of the Corporation, and, to the extent so provided in their respective bylaws, he shall have the same power with respect to the officers of subsidiaries of the Corporation. He shall in general have all powers and duties usually incident to the office of chief executive officer and such other powers and duties as may be prescribed by these bylaws or the Corporation's rules or by the Board of Directors from time to time. He may delegate such powers, or any of them, to any other officer of the Corporation, to be exercised under his supervision and control. In case of his temporary absence or inability to act, he may designate any other officer to assume all the functions and discharge all the duties of the Chief Executive Officer. Upon his failure so to do, or if the office of Chief Executive Officer is vacant, the Board of Directors shall designate an officer to perform the functions and duties of the Chief Executive Officer. When the Chief Executive Officer returns, or is again able to act, he shall resume his duties.

*Amended Jan. 11, 1982; Dec. 28, 1992; Apr. 12, 1994; Sept. 4, 2001; February 9, 2005.*

**Sec. 5. Officers Appointed by Chief Executive Officer**

All officers appointed by the Chief Executive Officer shall perform such duties as the Chief Executive Officer may prescribe and shall be responsible to him for the performance of their duties. The Treasurer shall receive and take charge of all moneys of the Corporation and make disbursement thereof. He shall report fully to the Board at such time or times as the Board may require. The Secretary of the Corporation shall act as Secretary of the Board of Directors and the Executive Committee and he shall keep and have charge of all records and papers of the Corporation. Reports and notices shall be properly filed when delivered to him or, in his absence, to another officer of the Corporation. The President, if any, shall have the duties and responsibilities assigned by the Chief Executive Officer from time to time. He shall not be a Participant or affiliated in any way with a Participant during his incumbency and shall not be eligible to serve on the Nominating and Governance, Audit, Regulatory Oversight or Judiciary Committees. Except in those instances in which the authority to execute is expressly delegated to a specific officer or agent of the Corporation or a different mode of execution is expressly prescribed by the Board of Directors or these bylaws, each officer appointed by the Chief Executive Officer may execute for the Corporation any contracts, deeds, mortgages, bonds or other instruments which the Board of Directors has authorized and may (without previous authorization by the Board of Directors) execute such contracts and other instruments as the conduct of the Corporation's business in its ordinary course requires.

*Amended Dec. 28, 1992; Sept. 4, 2001; February 9, 2005.*

## ARTICLE VI. INDEMNIFICATION

### Sec. 1. Indemnification

The Corporation shall, to the fullest extent permitted by the General Corporation Law of Delaware or any other applicable laws, as may from time to time be in effect, indemnify any person who was or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer or member of a committee of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding.

Expenses (including attorneys' fees) incurred by a director, officer, or member of a committee of the Corporation in defending a civil, criminal, administrative or investigative action, suit or proceeding, including appeals, shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director, officer or member of a committee to repay such amount if it shall be ultimately determined that he is not entitled to be indemnified as authorized by the General Corporation Law of the State of Delaware; provided, however, that the Corporation shall not be required to advance any expenses to a person against whom the Corporation directly brings a claim alleging that such person (a) has breached such person's duty of loyalty to the Corporation, (b) committed an act or omission not in good faith, (c) committed an act of intentional misconduct or a knowing violation of law, or (d) derived an improper personal benefit from a transaction.

To the fullest extent that the General Corporation Law of the State of Delaware, as it exists on the date hereof or as it may hereafter be amended, permits the limitation or elimination of the liability of directors, no director of the Corporation shall be liable to the Corporation or its stockholders or its Participants for monetary damages for breach of fiduciary duty as a director, except where such liability arises directly or indirectly as a result of a violation of the federal securities laws. No amendment to or repeal of this Article shall apply to or have any affect on the liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

*Amended Feb. 1, 1990; Apr. 12, 1994; February 9, 2005.*

### Sec. 2. Contract

The provisions of this Article VI shall be deemed to be a contract between the Corporation and each director, officer or member of a committee of the Corporation who serves in any such capacity at any time while this Article and the relevant provisions of the General Corporation Law of Delaware or other applicable law, if any, are in effect, and any repeal or modification of any such law or of this Article VI shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding

theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts.

*Amended February 9, 2005.*

**Sec. 3. Discretionary Indemnification Coverage**

Persons not expressly covered by the foregoing provisions of this Article VI, such as those (a) who are or were employees or agents of the Corporation, or are or were serving at the request of the Corporation as employees or agents of another corporation, partnership, joint venture, trust or other enterprise, or (b) who are or were directors, officers, employees or agents of a constituent corporation absorbed in a consolidation or merger in which the Corporation was the resulting or surviving corporation, or who are or were serving at the request of such constituent corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise, may be indemnified to the extent authorized at any time or from time to time by the Board of Directors.

*Amended February 9, 2005.*

**Sec. 4. Continuity of Indemnification**

The indemnification provided or permitted by this Article VI shall not be deemed exclusive of any other rights to which those indemnified may be entitled by law or otherwise, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

*Amended February 9, 2005.*

**Sec. 5. Corporation Not Liable**

The Corporation shall not be liable for any loss or damage sustained by a Participant or Participant Firm growing out of the use or enjoyment by such Participant or Participant Firm of the facilities afforded by the Corporation or its subsidiaries.

*Amended February 9, 2005.*

## ARTICLE VII. AMENDMENTS

### Sec. 1. Bylaws

These bylaws may be amended or repealed, or new bylaws may be adopted, by the Board of Directors. These bylaws may also be amended or repealed, or new bylaws may be adopted, by action taken by the stockholders of the Corporation.

*Amended February 9, 2005.*

### Sec. 2. Rules

The rules of the Corporation may be amended or repealed, or new rules may be adopted, by the Board of Directors.

*Amended February 9, 2005.*

## ARTICLE VIII. CERTIFICATES OF STOCK AND THEIR TRANSFER

### Sec. 1. Form and Execution of Certificates

Every holder of stock in the Corporation shall be entitled to have a certificate signed by, or in the name of, the Corporation by the Chairman, the Chief Executive Officer or the president or a vice president and by the secretary or an assistant secretary of the Corporation, certifying the number of shares owned. Such certificates shall be in such form as may be determined by the Board of Directors. In case any officer, transfer agent or registrar of the Corporation who has signed, or whose facsimile signature has been placed upon, any such certificate shall have ceased to be such officer, transfer agent or registrar of the Corporation before such certificate is issued by the Corporation, such certificate may nevertheless be issued and delivered by the Corporation with the same effect as if the officer, transfer agent or registrar who signed, or whose facsimile signature was placed upon, such certificate had not ceased to be such officer, transfer agent or registrar.

*Amended February 9, 2005.*

### Sec. 2. Conditions to Transfer

No sale, transfer or other disposition of stock of the Corporation shall be effected except (a) pursuant to an effective registration statement under the Securities Act in accordance with all applicable state securities laws; (b) upon delivery to the Corporation of an opinion of counsel satisfactory to the counsel for the Corporation that such sale, transfer or other disposition may be effected pursuant to a valid exemption from the registration requirements of the Securities Act and all applicable state securities laws; (c) upon delivery to the Corporation of such certificates or other documentation as counsel to the Corporation shall deem necessary or appropriate in order to ensure that such sale, transfer or other disposition complies with the Securities Act and all applicable state securities laws; or (d) pursuant to such procedures as the Chief Executive Officer may adopt from time to time with respect to such transactions.

*Amended February 9, 2005.*

### Sec. 3. Replacement Certificates

The Board of Directors may direct a new certificate to be issued in place of any certificate evidencing shares of stock of the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of the fact by the person claiming the certificate to be lost, stolen or destroyed. When authorizing such issue of a new certificate, the Board of Directors may, in its discretion and as a condition precedent to the issuance of the new certificate, require the owner of such lost, stolen or destroyed certificate, or his legal representative, to advertise the same in such manner as it shall require and may require such owner to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed. The Board of Directors may delegate its authority to direct the issuance of replacement stock

certificates to the transfer agent or agents of the corporation upon such conditions precedent as may be prescribed by the Board.

*Amended February 9, 2005.*

**Sec. 4. Transfers of Stock**

Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for shares of stock of the Corporation duly endorsed or accompanied by proper evidence of succession, assignment or other authority to transfer, it shall be the duty of the Corporation to issue a new certificate to the person entitled to the new certificate, cancel the old certificate and record the transaction upon its books, provided the Corporation or a transfer agent of the Corporation shall not have received a notification of adverse interest and that the conditions of Section 8-401 of Title 6 of the Delaware Code have been met.

*Amended February 9, 2005.*

**Sec. 5. Registered Stockholders**

The Corporation shall be entitled to treat the holder of record (according to the books of the Corporation) of any share or shares of its stock as the holder in fact of those shares and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other party whether or not the Corporation shall have express or other notice of that claim or interest, except as expressly provided by the laws of the State of Delaware.

*Amended February 9, 2005.*

## ARTICLE IX. CONTRACTS, LOANS, CHECKS AND DEPOSITS

### Sec. 1. Contracts

The Board of Directors may authorize any officer or officers, or agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances; provided, however, that this Section 1 shall not be a limitation on the powers of office granted under Article V of these bylaws.

*Amended February 9, 2005.*

### Sec. 2. Loans

No loans shall be contracted on behalf of the Corporation, and no evidences of indebtedness shall be issued in its name, unless authorized by a resolution of the Board of Directors. Such authority may be general or confined to specific instances.

*Amended February 9, 2005.*

### Sec. 3. Checks, Drafts and Other Instruments

All checks, drafts or other orders for the payment of money and all notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by such officer or officers or such agent or agents of the Corporation and in such manner as from time to time may be determined by a resolution of the Board of Directors or by an officer or officers of the Corporation designated by the Board to make such determination.

*Amended February 9, 2005.*

### Sec. 4. Deposits

All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositaries as the Board of Directors, or an officer or officers designated by the Board of Directors, may select.

*Amended February 9, 2005.*

## ARTICLE X. SELF-REGULATORY FUNCTION OF THE CORPORATION

### Sec. 1. Management of the Corporation

In connection with managing the business and affairs of the Corporation, the Board of Directors shall consider applicable requirements for registration as a national securities exchange under Section 6(b) of the Exchange Act of 1934, including, without limitation, the requirements that (a) the rules of the Corporation shall be designed to protect investors and the public interest and (b) the Corporation shall be so organized and have the capacity to carry out the purposes of the Exchange Act and to enforce compliance by its members, as that term is defined in Section 3 of the Exchange Act (such statutory members being referred to in the Corporation's bylaws and rules as "Participants") and persons associated with Participants, with the provisions of the Exchange Act, the rules and regulations under the Act and the rules of the Exchange.

*Amended February 9, 2005.*

### Sec. 2. Participation in Board and Committee Meetings

All meetings of the Board of Directors of the Corporation (and any committees of the Corporation) pertaining to the self-regulatory function of the Corporation (including disciplinary matters) or relating to the structure of the market which the Exchange regulates shall be closed to all persons other than members of the Board of Directors and officers, staff, counsel or other advisors whose participation is necessary or appropriate to the proper discharge of such regulatory functions and any representatives of the United States Securities and Exchange Commission. In no event shall members of the Board of Directors of CHX Holdings, Inc. who are not also members of the Board of Directors of the Corporation or any officers, staff, counsel or advisors of CHX Holdings, Inc. who are not also officers, staff, counsel or advisors of the Corporation be allowed to participate in any meetings of the Board of Directors of the Corporation (or any committees of the Corporation) pertaining to the self-regulatory function of the Corporation (including disciplinary matters) or relating to the structure of the market which the Corporation regulates.

*Amended February 9, 2005.*

### Sec. 3. Confidentiality of Information and Records Relating to SRO Function

All books and records of the Corporation reflecting confidential information pertaining to the self-regulatory function of the corporation (including but not limited to disciplinary matters, trading data, trading practices, and audit information) shall be retained in confidence by the Corporation and its personnel and will not be used by the Corporation for any non-regulatory purposes and shall not be made available to any persons (including, without limitation, any Participants) other than to those personnel of the Corporation, members of committees of the Corporation, members of the Board of Directors of the Corporation, hearing officers and other agents of the Corporation to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Corporation.

*Amended February 9, 2005.*

**Sec. 4. Maintenance of Books and Records**

All books and records of the Corporation, including minutes of meetings of the Board of Directors and of the Corporation's committees, shall be maintained by the Secretary of the Exchange at a location within the United States.

*Amended February 9, 2005.*

**Sec. 5. Regulatory Fees and Penalties**

Any revenues received by the Corporation from regulatory fees or regulatory penalties will be applied to fund the legal and regulatory operations of the Exchange (including its surveillance and enforcement activities) and will not be used to pay dividends. For purposes of this Section, regulatory penalties shall include restitution and disgorgement of funds intended for customers.

*Amended February 9, 2005.*

## ARTICLE XI. GENERAL PROVISIONS

### Sec. 1. Fiscal Year

The fiscal year of the Corporation shall be as determined from time to time by the Board of Directors.

*Amended February 9, 2005.*

### Sec. 2. Dividends

Subject to any provisions of any applicable statute or of the certificate of incorporation, dividends may be declared upon the capital stock of the Corporation by the Board of Directors; and such dividends may be paid in cash, property or shares of stock of the Corporation.

*Amended February 9, 2005.*

### Sec. 3. Reserves

Before payment of any dividends, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in its discretion, determines to be proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purpose as the Board of Directors shall determine to be conducive to the interests of the Corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

*Amended February 9, 2005.*

### Sec. 4. Subsidiary Corporations

The Board of Directors may constitute any officer of the Corporation its proxy, with power of substitution, to vote the stock of any subsidiary of the Corporation. In the absence of specific action by the Board of Directors, the Chief Executive Officer shall have authority to represent the Corporation and to vote, on behalf of the Corporation, the securities of other corporations, both domestic and foreign, held by the Corporation.

*Amended February 9, 2005.*

### Sec. 5. Severability

If any provision of these bylaws, or the application of any provision of these bylaws to any person or circumstances, is held invalid, the remainder of these bylaws and the application of such provision to other persons or circumstances shall not be affected.

*Amended February 9, 2005.*

**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**



**Form 1**

**Amendment to an Application for Registration as a National Securities Exchange**

Effective Date of Change: July 14, 2016

Pursuant to Rule 6a-2, Chicago Stock Exchange, Inc. submits the attached materials as an amendment to its application for registration as a national securities exchange. Enclosed are the items, exhibits and certificates in lieu of exhibits listed below:

Form 1 Exhibits

Exhibit C
Exhibit J

Certificates in Lieu of Exhibits Pursuant to Rule 6a-2, Sections (d)(2)

Certificate Regarding Certain Unpublished Information (Exhibit J)

Dated July 19, 2016

CHICAGO STOCK EXCHANGE, INC.

By: 
John K. Kerin

Its: Chief Executive Officer

By: 
James G. Ongena

Its: Senior Vice President and General Counsel

# CERTIFICATE OF THE CHICAGO STOCK EXCHANGE, INC.

## REGARDING CERTAIN UNPUBLISHED INFORMATION

The Chicago Stock Exchange. Inc. (the "Exchange"), a Delaware corporation registered with the Securities and Exchange Commission (the "Commission") as a national securities exchange, by its duly elected, acting and authorized officer, certifies to the Commission that:

1) This Certificate is furnished pursuant to Commission Rule 17 CFR 240.6a-2(d)(2), pursuant to which the Exchange may provide this certification in lieu of filing certain exhibits to the Exchange's Form 1, which is filed with the Commission on the date hereof.

2) Certain information required in Exhibit J is kept up to date by the Exchange's Legal Department and is available to the Commission and the public upon request.

3) The information required in Exhibit J for which the Exchange maintains current files is as follows:

Exhibit J — A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

3. Dates of commencement and termination of term of office or position.

4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

The undersigned has executed this certificate as of the 19th day of July, 2016.

THE CHICAGO STOCK EXCHANGE, INC.

By: 
James G. Ongena

Its: Senior Vice President and General Counsel


CHX
CHICAGO
STOCK
EXCHANGE

EXHIBIT C – filed and current as of July 19, 2016.

**CHX Holdings, Inc.**

1. Name and address of organization

   CHX Holdings, Inc.
   440 S. LaSalle Street, Suite 800
   Chicago, IL 60605

2. Form of organization (e.g., associated, corporation, partnership, etc.)

   Corporation

3. Name of state and statute citation under which organized. Date of incorporation in present form.

   Organized 1/26/05 under the General Corporation Law of Delaware

4. Brief description of nature and extent of affiliation.

   Applicant is a direct, wholly-owned subsidiary of CHX Holdings, Inc.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transaction in connection with operation of the System.

   CHX Holdings, Inc. does not conduct business operations or maintain assets or liabilities, other than a small checking account for purposes of depositing fees relating to CHX Holdings, Inc. shareholder administration services.

6. A copy of the constitution.

   See Bylaws.

7. A copy of the articles of incorporation or associated including all amendments.

   Attached.

8. A copy of existing by-laws or corresponding rules or instruments.


CHX
CHICAGO
STOCK
EXCHANGE

Bylaws Attached.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

   Officers, Directors and Committee Members attached.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

    This organization did not cease to be associated with the applicant during the previous year.


CHX
CHICAGO
STOCK
EXCHANGE

EXHIBIT J- filed and current as of July 19, 2016.

A list of officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.

2. Title.

Please see attached list of officers, directors, and 2016/2017 Committee members.

3. Dates of commencement and termination of term of office or position

4. Type of business in which each is primarily engaged (e.g. floor broker, specialist, odd lot dealer etc.)

For numbers 3 and 4 above please see Certificate Regarding Certain Unpublished Information – 17 C.F.R. 240.6a-2(d)(2)


CHX
CHICAGO
STOCK
EXCHANGE

Exhibit C and J Attachment: List of Officers

| Name | Title |
|---|---|
| John K. Kerin | Chief Executive Officer and President |
| Christopher L. Fairman | Executive Vice President and Chief Information Officer |
| Peter D. Santori | Executive Vice President and Chief Regulatory Officer |
| Christopher S. Brown | Senior Vice President, Information Technology Operations |
| Marguerite L. Donovan | Senior Vice President, Chief Compliance Officer |
| Robert G. Garrett | Senior Vice President, Information Technology |
| Steven I. Givot | Senior Vice President, Strategy and Product Management |
| Bruce E. Mathias | Senior Vice President and Chief Financial Officer |
| James G. Ongena | Executive Vice President and General Counsel |
| Larry G. Alfred | Vice President, Trading Operations |
| Emily R. Kasparov | Vice President, Associate General Counsel and Corporate Secretary |
| Joseph Kazielski | Vice President, Director of Compliance |
| Albert J. Kim | Vice President, Associate General Counsel |
| Brian P. Malone | Vice President, Human Resources |
| Christine Martuscello | Vice President, Head of Equity Trading |
| Richard S. Schultz | Vice President and Chief Counsel, Enforcement and Arbitration |
| Kevin A. Tyson | Vice President, Operations and Production Control |


CHX
CHICAGO
STOCK
EXCHANGE

Exhibit C and J: List of Members of the Board

| Name | Title |
|---|---|
| Matthew D. Frymier | Chairman |
| Charles A. Rogers | Vice Chairman |
| John K. Kerin | Chief Executive Officer |
| Chad Bluett | Director |
| Noel I. Reyes | Director |
| Lois A. Scott | Director |
| Matthew Lavicka | Director |
| Colin M. Cheek | Director |
| Mary Lou Giustini | Director |
| Kruno Huitzingh | Director |
| Maryann A. Waryjas | Director |
| Kathleen Cheevers | Director |
| Anthony J. Saliba | Director |

# CHX Holdings, Inc.
## 2016 - 2017 Committee Roster

| Committee Name and Requirements: | Committee Members: | |
|---|---|---|
| **Executive Committee:** | Matthew Frymier (Chair)<br>Kruno Huitzingh<br>John Kerin | Matthew Lavicka<br>Charles Rogers<br>Maryann Waryjas |
| **Finance Committee:** | Anthony Saliba (Chair)<br>Matthew Frymier<br>Chad Bluett | Kruno Huitzingh<br>John Kerin<br>Charles Rogers<br>Colin Cheek |
| **Compensation Committee:** | Kruno Huitzingh (Chair)<br>Matthew Frymier<br>Colin Cheek | Charles Rogers<br>Anthony Saliba |
| **Audit Committee:** | Kruno Huitzingh (Chair)<br>Lois Scott<br>Matthew Frymier<br>Mary Lou Giustini | Charles Rogers<br>Anthony Saliba<br>Maryann Waryjas |
| **Nominating and Governance Committee:***<br>Consists of six directors. | Maryann Waryjas (Chair)<br>Matthew Frymier<br>Kathy Cheevers | Kruno Huitzingh<br>Matthew Lavicka<br>Noel Reyes |

*The Nominating and Governance Committee is appointed by the Board of Directors.

**Chicago Stock Exchange, Inc.**
**2016 - 2017 Committee Roster**

| Committee Name and Requirements: | Committee Members: | |
|---|---|---|
| **Executive Committee:**<br>Must have at least five members, all of whom must be directors, plus the Chairman of the Board who must be the Chairman of the Executive Committee. A majority of the committee members must be Public Directors. | Matthew Frymier (Chair)<br>Kruno Huitzingh<br>John Kerin | Matthew Lavicka<br>Charles Rogers<br>Maryann Waryjas |
| **Finance Committee:**<br>Must have at least five members, in addition to the Chairman of the Board, all of whom must be Directors. | Anthony Saliba (Chair)<br>Matthew Frymier<br>Chad Bluett | Kruno Huitzingh<br>John Kerin<br>Charles Rogers<br>Colin Cheek |
| **Regulatory Oversight Committee:**<br>Must have at least five Public Directors. Up to two Participant Directors may be appointed to serve as non-voting advisors to the Committee. The Chairman of the Board, if he is not also serving as the CEO, must be one of the Public Directors on the committee. The committee and any advisors must be appointed by the Vice Chairman and approved by the Public Directors on the Exchange's Board of Directors. The committee must select its chairman from among the Public Directors on the committee. | Charles Rogers (Chair)<br>Matthew Frymier<br>Mary Lou Giustini<br>Kruno Huitzingh<br>Maryann Waryjas<br>Lois Scott | |
| **Committee on Exchange Procedure:**<br>Must have at least seven members who must be Participants. The chairman must be a member of the Executive Committee. | John Kerin (Chair)<br>Chad Bluett<br>Jon Bloom<br>Scott Freyn | Mike Pelech<br>Ryan Peterson<br>Noel Reyes |
| **Judiciary Committee:** *This is an ad hoc committee that is appointed by the CEO to review appeals of disciplinary cases.* | | |
| **Compensation Committee:** | Kruno Huitzingh (Chair) | |

| | |
|---|---|
| Must consist of the Chairman of the Board, and at least two other Directors. A majority of the committee members must be Public Directors. | Matthew Frymier<br>Colin Cheek<br>Charles Rogers<br>Anthony Saliba |
| **Audit Committee:**<br>Must have at least three members, all of whom must be Directors. The Chairman of the Board must be one of the committee members when he is not also acting as the CEO. A majority of the committee members must be Public Directors. The Chairman of the Committee must be a Public Director. | Kruno Huitzingh (Chair)<br>Matthew Frymier<br>Mary Lou Giustini<br>Charles Rogers<br>Anthony Saliba<br>Lois Scott<br>Maryann Waryjas |
| **Participant Advisory Committee:**<br>Must have at least five members, all of whom must be Participants. | Chad Bluett (Chair)<br>Jon Bloom<br>Scott Freyn<br>Mike Pelech<br>Ryan Peterson |
| **Nominating and Governance Committee:***<br>Consists of two Public Directors and two STP Participant Directors, one of whom is not a Series A stockholder. | Maryann Waryjas (Chair)<br>Matthew Frymier<br>Kathy Cheevers<br>Kruno Huitzingh<br>Matthew Lavicka<br>Noel Reyes |
| **Listing Committee:** | Mary Lou Giustini (Chair)<br>Kathy Cheevers<br>Kruno Huitzingh<br>Charles Rogers |

*The Nominating and Governance Committee is appointed by the Board of Directors.


CHX
CHICAGO
STOCK
EXCHANGE

# CERTIFICATE OF INCORPORATION OF THE CHICAGO STOCK EXCHANGE, INC.

(Updated through January 1, 2010)

FIRST: The name of the corporation (the "Corporation") is CHICAGO STOCK EXCHANGE, INC.

*Amended February 9, 2005.*

SECOND: The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, in the City of Wilmington, State of Delaware 19801, County of New Castle, and the name of its registered agent at that address is The Corporation Trust Company.

*Amended Sept. 4, 2001; February 9, 2005.*

THIRD: The purpose or purposes of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

*Amended February 9, 2005.*

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is one thousand (1,000) shares of common stock having a par value of $.01 per share. CHX Holdings, Inc. will be the sole owner of this stock.

*Amended February 9, 2005.*

FIFTH: (a) Authority. The governing body of the Corporation shall be its Board of Directors. The business and affairs of the Corporation shall be managed by the Board of Directors, except to the extent that the authority, powers and duties of such management shall be delegated to a committee or committees of the Corporation established pursuant to the bylaws or the rules of the Corporation. In addition to any committees of the Board of Directors which may be established as permitted by law, the bylaws or rules of the Corporation may provide for the establishment of one or more committees (the members of which shall be selected as provided in the bylaws and need not be members of the Board of Directors), each of which shall have the authority, powers and duties, in the management of the business and affairs of the Corporation, as the bylaws or rules shall provide.

(b) Number of Directors. The Board of Directors of the Corporation shall consist of not less than ten (10) nor more than sixteen (16) directors, the exact number to be fixed by the Board of Directors from time to time pursuant to a resolution adopted by the Board of Directors.

(c) Composition. The Board of Directors shall consist of one (1) director who is the Chief Executive Officer of the Corporation, directors who qualify as "Public Directors" and directors who qualify as "Participant Directors." The number of directors who must qualify as Public Directors shall be equal to one-half the number of directors comprising the entire Board of Directors (rounded up to the next whole number), and the directors who neither are the Chief Executive Officer of the Corporation nor qualify as Public Directors shall be Participant Directors. The terms "Public Director" and "Participant Director" shall have the meanings given those terms in the bylaws.

(d) Terms. The Board of Directors shall be divided into three classes, designated Class 1, Class 2 and Class 3, which shall be as nearly equal in number and make-up (e.g. Public Director and Participant Director) as the total number of directors then constituting the entire Board permits. The directors shall serve staggered three-year terms, with the term of office of one class expiring each year. In order to commence such staggered three-year terms, directors in Class 1 shall be initially appointed to hold office until the 2005 annual meeting of stockholders of the Corporation; directors in Class 2 shall be initially appointed to hold office until the 2006 annual meeting of stockholders of the Corporation; and directors in Class 3 shall be initially appointed to hold office until the 2007 annual meeting of stockholders of the Corporation. Thereafter, the term of office for each class of directors elected at each annual meeting shall be three years from the date of their election. All directors shall continue in office after the expiration of their terms until their successors are elected or appointed and qualified, except in the event of early resignation, removal or disqualification.

(e) Election and Qualification of Directors. At each annual meeting of stockholders at which a quorum is present, the persons receiving a plurality of the votes cast, for the type of director associated with the seat on the board being filled, shall be directors. No director need be a stockholder.

(f) Removal of Directors. No director or class of directors may be removed from office by a vote of the stockholders at any time except for cause. For purposes of this section, "cause" shall mean only (i) a breach of a director's duty of loyalty to the Corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) actions resulting in liability under Section 174 of the General Corporation Law of Delaware, or (iv) transactions from which a director derived an improper personal benefit. Any director may be removed for cause by the holders of a majority of the shares of capital stock then entitled to be voted at an election of directors.

(g) Vacancies. Any vacancy on the Board of Directors resulting from the death, retirement, resignation, disqualification or removal of a director, as well as any newly created directorship resulting from an increase in the number of directors which occurs between annual meetings of the stockholders at which directors are elected, shall be filled only with a person nominated by the Chairman and Vice Chairman of the Corporation and elected by a majority of the directors then in office, though less than a quorum or by a sole remaining director, except that those vacancies resulting from removal from office by a vote of the stockholders for cause may be filled by a vote of the stockholders at the same meeting at which such removal occurs. Any person chosen to fill a vacancy or newly-created directorship must qualify as the type of director (Public Director or Participant Director) associated with the seat on the board being filled. A director chosen to fill a vacancy or newly-created directorship by the directors then in office shall hold office until the end of the next annual meeting of stockholders, at which time a director shall be elected by vote of the stockholders to fill any remaining portion of the term of the class to which such director belongs. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

*Amended July 1, 1992; Dec. 28, 1992; Sept. 4, 2001; February 9, 2005.*

SIXTH: The duration of the Corporation shall be perpetual.

*Amended February 9, 2005.*

SEVENTH: The Board of Directors shall have the power to adopt, amend or repeal the bylaws and rules of the Corporation. The bylaws may also be amended or repealed, or new bylaws may be adopted, by action taken by the stockholders of the Corporation.

*Amended February 9, 2005.*

EIGHTH: (a) Indemnification. The Corporation may provide indemnification for members of its Board of Directors and of committees of the Board of Directors and of other committees of the Corporation, its officers, agents and employees, and those serving another corporation, partnership, joint venture, trust or other enterprise at the request of the Corporation, within the limits permitted by Delaware law to safeguard such persons from expense and liability for actions they take in any such capacity in good faith in furtherance of, or without belief that such actions are opposed to, the best interests of the Corporation and its stockholders, and, with respect to any criminal action or proceeding, if such person had no reasonable cause to believe that such person's conduct was unlawful.

(b) Limitation of Liability. To the fullest extent that the General Corporation Law of the State of Delaware, as it exists on the date this certificate of incorporation is adopted or as it may later be amended, permits the limitation or elimination of the liability of directors, no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where such liability arises directly or indirectly as a result of a violation of the federal securities laws. No amendment to or repeal of this Article shall apply to or have any effect on the liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

*Amended Feb. 1, 1990; Apr. 12, 1994; February 9, 2005.*

NINTH: Action may be taken by the stockholders of the Corporation, without a meeting, by written consent as and to the extent provided at the time by the General Corporation Law of Delaware, provided that the matter to be acted upon by such written consent previously has been approved by the Board of Directors of the Corporation and directed by such Board to be submitted to the stockholders for their action by written consent.

*Amended February 9, 2005.*

TENTH: Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers

appointed for the Corporation under Section 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as the such court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

*Amended February 9, 2005.*

ELEVENTH: The Corporation reserves the right to amend this certificate of incorporation, and to change or repeal any provision of the certificate of incorporation, and all rights conferred upon stockholders by such certificate of incorporation are granted subject to this reservation; provided, however, that any amendment to this certificate of incorporation must be approved by a majority of the members of the Board of Directors who are present at the meeting at which the amendment is proposed and by a majority of the stockholders of the Corporation present in person or by proxy at the meeting of stockholders at which the amendment is submitted.

*Amended Dec. 28, 1992; February 9, 2005.*


CHX
CHICAGO
STOCK
EXCHANGE

# BYLAWS OF THE CHICAGO STOCK EXCHANGE, INC.

(Updated through April 21, 2014)

## ARTICLE I. OFFICES; REGISTERED AGENT

### Sec. 1. Registered Office

The registered office of the Chicago Stock Exchange, Inc. (the "Corporation") in the State of Delaware shall be at such location within the State of Delaware as shall from time to time be determined by the Board of Directors.

*Amended February 9, 2005.*

### Sec. 2. Other Offices

The Corporation may also have offices at such other places both within and without the State of Delaware as the Board Of Governors may from time to time determine or the business or purposes of the Corporation may require.

*Amended February 9, 2005.*

## ARTICLE II. DIRECTORS

### Sec. 1. Powers

The business and affairs of the Corporation shall be managed by its Board of Directors, except to the extent that the authority, powers and duties of such management shall be delegated to a committee or committees of the Corporation established pursuant to these bylaws or the rules. The Board shall have all powers necessary for the government of the Corporation, the regulation of the business conduct of Participants, and the promotion of the welfare, objects and purposes of the Corporation.

*Amended Dec. 8, 1976; Nov. 20, 1979; Dec. 28, 1992; Mar. 16, 1998; Sept. 4, 2001; February 9, 2005.*

### Sec. 2. Number, Term of Office and Qualifications

(a) The number of directors of the Corporation shall be not less than ten (10) nor more than sixteen (16). The initial number of directors of the Corporation upon adoption of this bylaw shall be fourteen (14). The number of directors may be increased or decreased from time to time within the minimum and maximum number provided for in this Section 2 by a resolution adopted by a majority of the Board of Directors, without further amendment of this section; but no decrease shall have the effect of shortening the term of any incumbent director. Directors need not be stockholders of the Corporation.

(b) At all times the Board of Directors shall consist of one (1) director who is the Chief Executive Officer of the Corporation, directors who qualify as "Public Directors" and directors who qualify as "Participant Directors." The number of directors who must qualify as Public Directors shall be equal to one-half the number of directors comprising the entire board of directors (rounded up to the next whole number), and the directors who neither are the Chief Executive Officer of the Corporation nor qualify as Public Directors shall be Participant Directors. As long as the Board of Directors of the Corporation consists of fourteen (14) directors, the Board of Directors shall consist of the Chief Executive Officer of the corporation, seven (7) directors who qualify as Public Directors and six (6) directors who qualify as Participant Directors. The term "Public Director" shall mean a director who (i) is not a Participant, or an officer, managing member, partner or employee of an entity that is a Participant, (ii) is not an employee of the Corporation or any of its affiliates, (iii) is not broker or dealer or an officer or employee of a broker or dealer, or (iv) does not have any other material business relationship with (x) CHX Holdings, Inc., the Corporation or any of their affiliates or (y) any broker or dealer. The term "Participant Director" shall mean a director who is a Participant or an officer, managing member or partner of an entity that is a Participant. The term "Participant" shall mean any individual, corporation, partnership or other entity that holds a permit issued by the Corporation to trade securities on the market operated by the Corporation. A director shall qualify as a Public Director or Participant Director only so long as such director meets the requirements for that position.

(c) The Board of Directors shall be divided into three classes, which shall be as nearly equal in number and make-up among Public Directors and Participant Directors as the total number of directors then constituting the entire Board of Directors permits. The directors shall serve staggered three-year terms, with the term of office of one class expiring each year, as set forth in the certificate of incorporation of the Corporation. All directors shall continue in office after the expiration of their terms until their successors are elected or appointed and qualified, except in the event of early resignation, removal or disqualification.

(d) A director may serve for any number of terms, consecutive or otherwise.

*Amended Sept. 23, 1983; Dec. 28, 1992; Apr. 12, 1994; Aug. 19, 1994; Jan. 5, 1996; Mar. 16, 1998; Sept. 4, 2001; February 9, 2005; November , 2009.*

**Sec. 3. Nomination and Election**

(a) Candidates for election as director shall be nominated by the Nominating and Governance Committee. The Nominating and Governance Committee shall consist of two (2) Public Directors and two (2) STP Participant Directors, as defined below (one of whom must not be a representative of a firm that is a holder of Series A Preferred Stock of CHX Holdings, Inc.) The Board of Directors shall appoint the Nominating and Governance Committee.

(b) The Nominating and Governance Committee each year shall nominate directors for each director position standing for election at the annual meeting of stockholders that year. For positions requiring persons who qualify as Participant Directors, the Nominating and Governance Committee shall nominate only those persons whose names have been presented to, and approved by, the Participants pursuant to the procedures set forth in this bylaw.

(c) The Board of Directors shall identify one Participant Director position in each class which shall be subject to the petition process set forth in paragraphs (d)-(g) below (an "STP Participant Director"). The Nominating and Governance Committee shall nominate, to the STP Participant Director positions, only those persons whose names have been presented to, and approved by, the Participants pursuant to the procedures set forth in this bylaw.

(d) The Nominating and Governance Committee shall consult with the Chairman of the Board and the Chief Executive Officer, and shall hold at least two open meetings with Participants for the purpose of receiving recommendations of candidates for election to the STP Participant Director positions.

(e) Not later than 60 days prior to the date announced for the annual meeting of stockholders, the Nominating and Governance Committee shall report to the Secretary of the Corporation its initial nominees for the STP Participant Director positions on the Board of Directors. The Secretary shall promptly notify Participants of those initial nominees. Participant Firms may identify other candidates for the STP Participant Director positions by delivering to the Secretary, at least 35 days before the date announced for the annual meeting of stockholders, a written petition, which shall designate the candidate by name and office and shall be signed by at least ten (10)

Participant Firms supporting that petition. A Participant Firm may endorse as many candidates as there are STP Participant Director positions to be filled.

(f) If one or more valid petitions are received, the Secretary shall notify all Participants of record (as of the close of business on the day before the date of such notice) of the names of the initial nominees identified by the Nominating and Governance Committee and those additional candidates identified by Participants as well as of the time and date of an election, to be held at least 20 days prior to the annual stockholders' meeting, to confirm the Participants' selections of nominees for STP Participant Directors. In such elections, each Participant Firm shall have one vote with respect to each STP Participant Director position that is to be filled at the annual stockholders' meeting. Votes may be cast in person or by proxy. The individuals receiving the largest number of votes shall be the persons approved by the Participants as STP Participant Director nominees. The Secretary shall notify the Nominating and Governance Committee of the results of the election.

(g) If no valid petitions from the Participants are received by the date that is 35 days prior the date that is announced for to the annual meeting of stockholders, the Nominating and Governance Committee's initial nominees shall be deemed to be the persons approved by the Participants as the STP Participant Director nominees, and the Secretary shall so notify the Nominating and Governance Committee.

*Amended February 9, 2005; September 25, 2006.*

**Sec. 4. Chairman**

(a) The Board of Directors shall elect the Chairman of the Board from among the Chief Executive Officer and the Public Directors. The Chairman may serve as Chief Executive Officer but may hold no other office in the Corporation.

(b) The Chairman shall preside at all meetings of the Board. He may call special meetings of the Board of Directors or any committee of the Corporation. He shall be an ex-officio member, with the right to vote except as otherwise designated in these bylaws or the rules, of the Executive Committee. If the Chairman is not also the Chief Executive Officer, he shall also be an ex-officio member, with the right to vote, of the Audit Committee, the Regulatory Oversight Committee, the Finance Committee and the Compensation Committee. With the Vice Chairman, he shall, subject to the approval of the Board of Directors, appoint the members of the Executive, Audit, Compensation and Finance Committees and nominate persons to fill any vacancy or newly-created directorship on the Board of Directors. He shall also have such other duties, authority and obligations as may be given to him by the Board of Directors.

*Amended February 9, 2005.*

**Sec. 5. Vice Chairman**

(a) The Vice Chairman shall be nominated by the Chairman and elected by a majority vote of the Board of Directors. The Chairman shall provide the name of his or her nominee to the Board, in

writing, no later than five business days before the date on which the Board will be asked to vote to fill the position. The Vice Chairman may hold no other office in the Corporation.

(b) The Vice Chairman shall perform the functions of the Chairman in his absence or inability to act. With the Chairman, the Vice Chairman shall, subject to the approval of the Board of Directors, appoint the members of the Executive, Audit, Compensation and Finance Committees. The Vice Chairman also shall, subject to the approval of the Board of Directors, appoint the members of all other standing and special committees of the Corporation, except the Nominating and Governance Committee and the Judiciary Committee. With the Chairman, the Vice Chairman shall nominate persons to fill any vacancy or newly-created directorship on the Board of Directors. He shall also have such other duties, authority and obligations as may be given to him by the Board of Directors.

*Amended February 9, 2005; April 21, 2014 (SR-CHX-2014-03).*

**Sec. 6. Vacancies**

Any vacancy on the Board of Directors resulting from the death, retirement, resignation, disqualification or removal of a director, as well as any newly created directorship resulting from an increase in the number of directors which occurs between annual meetings of the stockholders at which directors are elected, shall be filled only with a person nominated by the Chairman and Vice Chairman of the Corporation and elected by a majority of the directors then in office, though less than a quorum or by a sole remaining director, except that those vacancies resulting from removal from office by a vote of the stockholders for cause may be filled by a vote of the stockholders at the same meeting at which such removal occurs. The Chairman and Vice Chairman shall provide the names of nominees to fill vacancies to the Board, in writing, no later than five business days before the date on which the Board will be asked to vote to fill the vacancies. Any person chosen to fill a vacancy or newly-created directorship must qualify as the type of director (Public Director or Participant Director) associated with the seat on the Board being filled. A director chosen to fill a vacancy or newly-created directorship by the directors then in office shall hold office until the end of the next annual meeting of stockholders, at which time a director shall be elected by vote of the stockholders to fill any remaining portion of the term of the class to which such director belongs. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

*Amended February 9, 2005.*

**Sec. 7. Participation in Meeting, Action or Proceeding**

No director shall be disqualified from participating in any meeting, action or proceeding of the Board of Directors by reason of having, either personally or as a member of any committee, made prior inquiry, examination or investigation of the subject under consideration, nor shall any member of any such committee be disqualified from acting as a director upon any appeal from a decision of any committee. But no director shall participate in the determination of any matter in which such director is personally interested. Participant Directors shall not be deemed to be personally interested in the determination of matters that may affect the Participants as a whole

or certain groups of Participants, and Participant Directors shall not be prohibited from participating in such determinations in the normal course of conducting the Corporation's business. In a matter involving an issuer of a security listed or to be listed on the Exchange, a director shall be deemed to be "personally interested" if he or she is a director, officer or employee of the issuer of that security, and shall not participate in a decision relating to that matter. Other relationships between a director and an issuer shall be evaluated on a case-by-case basis.

*Amended Mar. 16, 1998; February 9, 2005; September 28, 2007.*

**Sec. 8. Place of Meetings; Mode**

Any meeting of the Board of Directors may be held at such place, within or without the State of Delaware, as shall be designated in the notice of such meeting, but if no such designation is made, then the meeting will be held at the principal business office of the Corporation. Members of the Board of Directors or any committee designated by the Board, including the Executive Committee, may participate in a meeting of the Board or committee by conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

*Amended February 9, 2005.*

**Sec. 9. Regular Meetings**

Regular meetings of the Board of Directors may be held, with or without notice, at such time or place as may from time to time be specified in a resolution adopted by the Board or by the Executive Committee and at the time in effect.

*Amended February 9, 2005.*

**Sec. 10. Special Meetings**

(a) Special meetings of the Board of Directors may be called on two days' notice to each director by the Chairman of the Board, the Vice Chairman of the Board or the Chief Executive Officer and shall be called by the Secretary upon the written request of any five directors.

(b) The person or persons calling a special meeting of the Board shall fix the time and place at which the meeting shall be held, and such time and place shall be specified in the notice of such meeting. Notice of any special meeting shall be given by written, electronic or telephonic means to each director at his or her business address or such other address as he or she may have advised the Secretary of the Corporation to use for such purpose. If delivered, notice shall be deemed to be given when delivered to such address or to the person to be notified. If mailed, such notice shall be deemed to be given two business days after deposit in the United States mail, postage prepaid, of a letter addressed to the appropriate location. Notice may also be given by

telephone, electronic transmission or other means not specified in this section, and in each such case shall be deemed to be given when actually received by the director to be notified.

*Amended Nov. 20, 1979; Dec. 28, 1992; Sept. 4, 2001; February 9, 2005.*

**Sec. 11. Quorum and Action by the Board**

At all meetings of the Board of Directors, one-half of the number of directors then in office (including not less than 50 percent of the Public Directors) shall constitute a quorum for the transaction of business, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors except as may be otherwise specifically provided by statute, the certificate of incorporation, the bylaws or the rules. If at least 50 percent of the Public Directors are (a) present at or (b) have waived their attendance for a meeting after receiving an agenda prior to such meeting, the requirement that not less than 50 percent of the Public Directors be present to constitute the quorum shall be deemed satisfied. If a quorum shall not be present at any meeting of the Board of Directors, a majority of the directors present at the meeting may adjourn the meeting, without notice other than announcement at the meeting, until a quorum shall be present.

*Amended Mar. 16, 1998; February 9, 2005.*

**Sec. 12. Waiver of Notice**

A written waiver of notice, signed by a director entitled to notice of a meeting of the Board of Directors, whether before or after the time of the meeting stated in the notice, shall be deemed equivalent to the giving of such notice to that director. Attendance of a director at a meeting of the Board of Directors or of a committee of the board of which the director is a member shall constitute a waiver of notice of such meeting except when the director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

*Amended February 9, 2005.*

**Sec. 13. Presumption of Assent**

A director of the Corporation who is present at a duly convened meeting of the Board of Directors or at a committee of the Board at which action on any corporate matter is taken shall be conclusively presumed to have assented to the action taken unless his or her dissent shall be entered in the minutes of the meeting or unless he or she shall file his or her written dissent to such action with the person acting as the secretary of the meeting before the adjournment of the meeting or shall forward such dissent by registered or certified mail to the Secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

*Amended February 9, 2005.*

**Sec. 14. Informal Action**

Unless otherwise restricted by statute, the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting, if a written consent to the action is signed by all of the directors and such written consent is filed with the minutes of proceedings of the Board of Directors.

*Amended February 9, 2005.*

**Sec. 15. Compensation**

The directors may be paid their reasonable expenses, if any, of attendance at each meeting of the Board of Directors and at each meeting of a committee of the Board of Directors of which they are members. The Board of Directors, irrespective of any personal interest of any of its members, shall have authority to fix compensation of all directors for services to the Corporation as directors, officers or otherwise.

*Amended February 9, 2005.*

**Sec. 16. Removal**

Directors may be removed by the stockholders only as provided in the certificate of incorporation.

*Amended February 9, 2005.*

**Sec. 17. Interpretation of Bylaws and Rules**

The Board of Directors shall have power to interpret these bylaws and the rules of the Corporation and any interpretation made by it shall be final and conclusive.

*Amended February 9, 2005.*

## ARTICLE III. STOCKHOLDERS

### Sec. 1. Annual Meeting

The annual meeting of the stockholders shall be held on a business day in April each year, or on such other dates determined by the Board of Directors, for the purpose of electing directors and for the transaction of such other business as may properly come before the meeting.

*Amended February 9, 2005.*

### Sec. 2. Special Meetings

Special meetings of the stockholders for any purpose or purposes may be called by the Board of Directors or the Chief Executive Officer.

*Amended February 9, 2005.*

### Sec. 3. Place of Meetings

Meetings of stockholders of the Corporation shall be held at such place, within or without the State of Delaware, as the Board of Directors may designate prior to the giving of notice of such meeting, but if no such designation is made, then the meeting shall be held at the principal business office of the Corporation; provided, however, that for any meeting of the stockholders for which a waiver of notice designating a place is signed by all of the stockholders, then that shall be the place for the holding of such meeting.

*Amended February 9, 2005.*

### Sec. 4. Notice of Meetings

Unless otherwise prescribed by statute or by the certificate of incorporation, notice of each annual or special meeting of the stockholders, stating the date, time and place of the meeting of the stockholders and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given to each stockholder of record entitled to vote at the meeting, not less than 10 nor more than 30 days before the date of the meeting, or in the case of a meeting called for the purpose of acting upon a merger or consolidation not less than 20 nor more than 30 days before the meeting. Only matters stated in the notice of a stockholder meeting shall be brought before that meeting. Any stockholder desiring that any matter be brought before an annual meeting of stockholders shall so notify the Secretary at least 35 days prior to the date announced for the meeting, and, if a proper subject for consideration by the stockholders, that matter shall be stated in the notice of the meeting as one of the purposes of the meeting. Notice shall be given by or at the direction of the Secretary. If mailed, this notice shall be deemed to be given when deposited in the United States mail, postage prepaid, addressed to the stockholder at his or her address as it appears on the records of the Corporation. If delivered (rather than mailed) to the stockholder's address, the notice shall be deemed to be given when delivered. When a meeting is adjourned to another time or place, notice need not be given of the adjourned

meeting if the time and place are announced at the meeting at which the adjournment is taken, unless the adjournment is for more than 30 days or unless a new record date is fixed for the adjourned meeting.

*Amended February 9, 2005.*

**Sec. 5. Waiver of Notice**

A waiver of notice in writing signed by a stockholder entitled to such notice, whether before or after the time of the meeting stated in the notice, shall be deemed equivalent to the giving of such notice. Attendance of a stockholder in person or by proxy at a meeting of stockholders shall constitute a waiver of notice of such meeting except when the stockholder or his or her proxy attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

*Amended February 9, 2005.*

**Sec. 6. Meeting of All Stockholders**

If all of the stockholders shall meet at any time and place, either within or without the State of Delaware, and shall, in writing signed by all of the stockholders, waive notice of, and consent to the holding of, a meeting at such time and place, such meeting shall be valid without call or notice, and at such meeting any corporate action may be taken.

*Amended February 9, 2005.*

**Sec. 7. Record Dates**

(a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment of such a meeting, the Board of Directors may fix a record date, which record date shall not precede the date on which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 30 nor less than 10 days before the date of such meeting (or less than 20 days if a merger or consolidation is to be acted upon at such a meeting). If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day before the day on which notice is given, or, if notice is waived, at the close of business on the day before the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date on which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been

fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by the certificate of incorporation of the Corporation or by statute, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered in the manner required by law to the Corporation at its registered office in the State of Delaware or at its principal place of business or to an officer or agent of the Corporation having custody of the book in which proceedings of meetings of the Corporation's stockholders are recorded. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by the certificate of incorporation or by statute, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall not be more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating to that purpose.

(d) Only those who shall be stockholders of record on the record date fixed pursuant to the provisions in this Section 7 shall be entitled to such notice of, and to vote at, such meeting and any adjournment of that meeting, or to consent to such corporate action in writing, or to receive payment of such dividend or other distribution, or to receive such allotment of rights, or to exercise such rights, as the case may be, even if stock is transferred on the books of the Corporation after the applicable record date.

*Amended February 9, 2005.*

**Sec. 8. Lists of Stockholders**

The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least 10 days before each meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least 10 days prior to the meeting, either at a place within the municipality where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where said meeting is to be held, and the list shall be produced and kept at the time and place of meeting during the whole time of the meeting, for inspection by any stockholder who may be present.

*Amended February 9, 2005.*

**Sec. 9. Quorum and Vote Required for Action**

Except as may otherwise be provided in the certificate of incorporation of the Corporation, the holders of stock of the Corporation having a majority of the total votes which all of the outstanding stock of the Corporation would be entitled to cast at the meeting, when present in person or by proxy, shall constitute a quorum at any meeting of the stockholders. Unless a different number of votes is required by statute or the certificate of incorporation of the Corporation, (a) if a quorum is present with respect to the election of directors, directors shall be elected by a plurality of the votes cast, for the type of director associated with the seat on the Board being filled, by those stockholders present in person or represented by proxy at the meeting and entitled to vote on the election of directors, and (b) in all matters other than the election of directors, if a quorum is present at any meeting of the stockholders, a majority of the votes entitled to be cast by those stockholders present in person or by proxy shall be the act of the stockholders. If a quorum is not present at any meeting of stockholders, then holders of stock of the Corporation who are present in person or by proxy representing a majority of the votes cast may adjourn the meeting from time to time without further notice. At any adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the original meeting. Withdrawal of stockholders from any meeting shall not cause failure of a duly constituted quorum at that meeting.

*Amended February 9, 2005.*

**Sec. 10. Proxies**

Each stockholder entitled to vote at a meeting of the stockholders or to express consent to corporate action in writing without a meeting may authorize another person or persons to act for him by proxy, but no proxy shall be valid after three years from its date unless otherwise provided in the proxy. Such proxy shall be in writing and shall be filed with the Secretary of the Corporation before or at the time of the meeting or the giving of such written consent, as the case may be.

*Amended February 9, 2005.*

**Sec. 11. Voting of Shares**

Each stockholder of the Corporation shall be entitled to such vote (in person or by proxy) for each share of stock having voting power held of record by such stockholder as shall be provided in the certificate of incorporation of the Corporation or, absent provision in the certificate of incorporation fixing or denying voting rights, shall be entitled to one vote per share.

*Amended February 9, 2005.*

**Sec. 12. Voting by Ballot**

Any question or any election at a meeting of the stockholders may be decided by voice vote unless the presiding officer shall order that voting be by ballot or unless otherwise provided in the certificate of incorporation of the Corporation or required by statute.

*Amended February 9, 2005.*

**Sec. 13. Inspectors**

At any meeting of the stockholders, the presiding officer may, or upon the request of any stockholder shall, appoint one or more persons as inspectors for such meeting. Such inspectors shall ascertain and report the number of shares represented at the meeting, based upon their determination of the validity and effect of proxies; count all votes and report the results; and do such other acts as are proper to conduct the election and voting with impartiality and fairness to all the stockholders. Each report of an inspector shall be in writing and signed by him or a majority of them if there is more than one inspector acting at such meeting. If there is more than one inspector, the report of a majority shall be the report of the inspectors. The report of the inspector or inspectors on the number of shares represented at the meeting and the results of the voting shall be prima facie evidence thereof.

*Amended February 9, 2005.*

**Sec. 14. Informal Action**

Any corporate action upon which a vote of stockholders is required or permitted may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on that matter were present and voted and shall be delivered to the Corporation in the manner required by law at its registered office within the State of Delaware or at its principal place of business or to an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders of the Corporation are recorded. Every written consent shall bear the date of signature of each stockholder who signs the consent, and no written consent shall be effective to take the corporate action referred to in the consent unless, within 60 days of the earliest dated consent delivered to the Corporation, written consents signed by a sufficient number of holders to take action are delivered to the Corporation as required by these bylaws or by applicable law. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not so consented in writing.

*Amended February 9, 2005.*

## ARTICLE IV. COMMITTEES

### Sec. 1. Number of Committees

The committees of the Corporation shall consist of an Executive Committee, a Nominating and Governance Committee, an Audit Committee, a Compensation Committee, a Regulatory Oversight Committee, a Finance Committee, a Judiciary Committee and such other committees as may be provided in the bylaws or rules or as may be from time to time established by the Board of Directors.

*Amended Nov. 20, 1979; Dec. 28, 1992; February 9, 2005.*

### Sec. 2. Appointment of Committees

The Nominating and Governance Committee shall be appointed as provided in Article II, Section 3(a). The Judiciary Committee shall be appointed by the Chief Executive Officer, as provided in the Exchange's rules. The Executive, Audit, Compensation and Finance Committees shall be appointed by the Chairman and Vice Chairman, with the approval of the Board of Directors. The Regulatory Oversight Committee shall be appointed by the Vice Chairman and approved by the Public Directors. All other committees shall be appointed by the Vice Chairman of the Board, with the approval of the Board of Directors. The Chairman and Vice Chairman (or, where appropriate, the Vice Chairman, alone) shall provide names of all recommendations for committee appointments to the Board, in writing, no later than five business days before the meeting at which the Board will be asked to approve the appointments.

*Amended February 9, 2005; September 25, 2006.*

### Sec. 3. Powers and Duties of Committees

All committees shall have such duties and may exercise such authority as may be prescribed for them in these bylaws or in the rules or by the Board of Directors.

*Amended February 9, 2005.*

### Sec. 4. Conduct of Proceedings

Except as otherwise provided in the certificate of incorporation, these bylaws or the rules, or by the Board of Directors, each committee may determine the manner in which its proceedings shall be conducted. Any action required or permitted to be taken at any meeting of any committee may be taken without a meeting if a written consent to the action is signed by all of the members of the committee and the written consent is filed with the minutes of the proceedings of the committee.

*Amended February 9, 2005.*

## ARTICLE V. OFFICERS

### Sec. 1. Officers of the Corporation

The officers of the Corporation shall be the Chief Executive Officer, one or more Vice Presidents, a Secretary and a Treasurer, and such other officers, including a President, as the Board of Directors or the Chief Executive Officer may determine. The Board of Directors, or, to the extent set out in Section 3 below, the Chief Executive Officer, may appoint all such officers and agents as are deemed necessary, who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board or by the Chief Executive Officer. Except as specifically provided in these bylaws, the same person may serve in one or more offices to which he may be appointed.

*Amended Nov. 20, 1979; Dec. 28, 1992; Sept. 4, 2001; February 9, 2005.*

### Sec. 2. Compensation

The compensation of the Chief Executive Officer shall be fixed by the Compensation Committee. The salaries of all other officers and agents of the Corporation shall be fixed by the Chief Executive Officer, in consultation with the Compensation Committee.

*Amended Jan. 11, 1982; Dec. 28, 1992; Apr. 12, 1994; Sept. 4, 2001; February 9, 2005.*

### Sec. 3. Term of Office; Removal; Vacancies

Each officer of the Corporation shall hold office until his or her successor is appointed and qualified, or until his or her earlier death, resignation or removal. Any officer or agent chosen by the Board of Directors may be removed at any time by the Board of Directors, with or without cause, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Any officer or agent appointed by the Chief Executive Officer may be removed at any time by the Chief Executive Officer, with or without cause, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.

*Amended Jan. 11, 1982; Dec. 28, 1992; Apr. 12, 1994; February 9, 2005.*

### Sec. 4. Chief Executive Officer

The Chief Executive Officer of the Corporation shall be responsible to the Board for the management of its business affairs. The office shall be his principal occupation to which he shall devote his full time except with approval of the Board. He shall not be a Participant or affiliated in any way with a Participant during his incumbency. The Chief Executive Officer shall be appointed by the Board of Directors to serve at its pleasure and for such compensation as it may from time to time fix. He shall have the power and it shall be his duty, except as otherwise provided in the Corporation's certificate of incorporation, these bylaws or the Corporation's rules, to execute and carry out all orders and directions of the Board of Directors, the Executive Committee, or any other committee of the Corporation; to enforce the provisions of these bylaws

and the rules and regulations adopted pursuant thereto; and to promote the welfare and interests of the Corporation. On any appeal to the Board of Directors or to a committee from his decisions, he shall disqualify himself from any participation in the appeal proceedings, except as required of him by the Board or the committee. He may call special meetings of the Board of Directors or of any committee and special meetings of the stockholders. He shall have the power to appoint, dismiss and, in consultation with the Compensation Committee, fix the compensation of all officers (except the Chief Executive Officer) and employees of the Corporation, and, to the extent so provided in their respective bylaws, he shall have the same power with respect to the officers of subsidiaries of the Corporation. He shall in general have all powers and duties usually incident to the office of chief executive officer and such other powers and duties as may be prescribed by these bylaws or the Corporation's rules or by the Board of Directors from time to time. He may delegate such powers, or any of them, to any other officer of the Corporation, to be exercised under his supervision and control. In case of his temporary absence or inability to act, he may designate any other officer to assume all the functions and discharge all the duties of the Chief Executive Officer. Upon his failure so to do, or if the office of Chief Executive Officer is vacant, the Board of Directors shall designate an officer to perform the functions and duties of the Chief Executive Officer. When the Chief Executive Officer returns, or is again able to act, he shall resume his duties.

*Amended Jan. 11, 1982; Dec. 28, 1992; Apr. 12, 1994; Sept. 4, 2001; February 9, 2005.*

**Sec. 5. Officers Appointed by Chief Executive Officer**

All officers appointed by the Chief Executive Officer shall perform such duties as the Chief Executive Officer may prescribe and shall be responsible to him for the performance of their duties. The Treasurer shall receive and take charge of all moneys of the Corporation and make disbursement thereof. He shall report fully to the Board at such time or times as the Board may require. The Secretary of the Corporation shall act as Secretary of the Board of Directors and the Executive Committee and he shall keep and have charge of all records and papers of the Corporation. Reports and notices shall be properly filed when delivered to him or, in his absence, to another officer of the Corporation. The President, if any, shall have the duties and responsibilities assigned by the Chief Executive Officer from time to time. He shall not be a Participant or affiliated in any way with a Participant during his incumbency and shall not be eligible to serve on the Nominating and Governance, Audit, Regulatory Oversight or Judiciary Committees. Except in those instances in which the authority to execute is expressly delegated to a specific officer or agent of the Corporation or a different mode of execution is expressly prescribed by the Board of Directors or these bylaws, each officer appointed by the Chief Executive Officer may execute for the Corporation any contracts, deeds, mortgages, bonds or other instruments which the Board of Directors has authorized and may (without previous authorization by the Board of Directors) execute such contracts and other instruments as the conduct of the Corporation's business in its ordinary course requires.

*Amended Dec. 28, 1992; Sept. 4, 2001; February 9, 2005.*

## ARTICLE VI. INDEMNIFICATION

### Sec. 1. Indemnification

The Corporation shall, to the fullest extent permitted by the General Corporation Law of Delaware or any other applicable laws, as may from time to time be in effect, indemnify any person who was or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer or member of a committee of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding.

Expenses (including attorneys' fees) incurred by a director, officer, or member of a committee of the Corporation in defending a civil, criminal, administrative or investigative action, suit or proceeding, including appeals, shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director, officer or member of a committee to repay such amount if it shall be ultimately determined that he is not entitled to be indemnified as authorized by the General Corporation Law of the State of Delaware; provided, however, that the Corporation shall not be required to advance any expenses to a person against whom the Corporation directly brings a claim alleging that such person (a) has breached such person's duty of loyalty to the Corporation, (b) committed an act or omission not in good faith, (c) committed an act of intentional misconduct or a knowing violation of law, or (d) derived an improper personal benefit from a transaction.

To the fullest extent that the General Corporation Law of the State of Delaware, as it exists on the date hereof or as it may hereafter be amended, permits the limitation or elimination of the liability of directors, no director of the Corporation shall be liable to the Corporation or its stockholders or its Participants for monetary damages for breach of fiduciary duty as a director, except where such liability arises directly or indirectly as a result of a violation of the federal securities laws. No amendment to or repeal of this Article shall apply to or have any affect on the liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

*Amended Feb. 1, 1990; Apr. 12, 1994; February 9, 2005.*

### Sec. 2. Contract

The provisions of this Article VI shall be deemed to be a contract between the Corporation and each director, officer or member of a committee of the Corporation who serves in any such capacity at any time while this Article and the relevant provisions of the General Corporation Law of Delaware or other applicable law, if any, are in effect, and any repeal or modification of any such law or of this Article VI shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding

theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts.

*Amended February 9, 2005.*

**Sec. 3. Discretionary Indemnification Coverage**

Persons not expressly covered by the foregoing provisions of this Article VI, such as those (a) who are or were employees or agents of the Corporation, or are or were serving at the request of the Corporation as employees or agents of another corporation, partnership, joint venture, trust or other enterprise, or (b) who are or were directors, officers, employees or agents of a constituent corporation absorbed in a consolidation or merger in which the Corporation was the resulting or surviving corporation, or who are or were serving at the request of such constituent corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise, may be indemnified to the extent authorized at any time or from time to time by the Board of Directors.

*Amended February 9, 2005.*

**Sec. 4. Continuity of Indemnification**

The indemnification provided or permitted by this Article VI shall not be deemed exclusive of any other rights to which those indemnified may be entitled by law or otherwise, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

*Amended February 9, 2005.*

**Sec. 5. Corporation Not Liable**

The Corporation shall not be liable for any loss or damage sustained by a Participant or Participant Firm growing out of the use or enjoyment by such Participant or Participant Firm of the facilities afforded by the Corporation or its subsidiaries.

*Amended February 9, 2005.*

## ARTICLE VII. AMENDMENTS

**Sec. 1. Bylaws**

These bylaws may be amended or repealed, or new bylaws may be adopted, by the Board of Directors. These bylaws may also be amended or repealed, or new bylaws may be adopted, by action taken by the stockholders of the Corporation.

*Amended February 9, 2005.*

**Sec. 2. Rules**

The rules of the Corporation may be amended or repealed, or new rules may be adopted, by the Board of Directors.

*Amended February 9, 2005.*

## ARTICLE VIII. CERTIFICATES OF STOCK AND THEIR TRANSFER

### Sec. 1. Form and Execution of Certificates

Every holder of stock in the Corporation shall be entitled to have a certificate signed by, or in the name of, the Corporation by the Chairman, the Chief Executive Officer or the president or a vice president and by the secretary or an assistant secretary of the Corporation, certifying the number of shares owned. Such certificates shall be in such form as may be determined by the Board of Directors. In case any officer, transfer agent or registrar of the Corporation who has signed, or whose facsimile signature has been placed upon, any such certificate shall have ceased to be such officer, transfer agent or registrar of the Corporation before such certificate is issued by the Corporation, such certificate may nevertheless be issued and delivered by the Corporation with the same effect as if the officer, transfer agent or registrar who signed, or whose facsimile signature was placed upon, such certificate had not ceased to be such officer, transfer agent or registrar.

*Amended February 9, 2005.*

### Sec. 2. Conditions to Transfer

No sale, transfer or other disposition of stock of the Corporation shall be effected except (a) pursuant to an effective registration statement under the Securities Act in accordance with all applicable state securities laws; (b) upon delivery to the Corporation of an opinion of counsel satisfactory to the counsel for the Corporation that such sale, transfer or other disposition may be effected pursuant to a valid exemption from the registration requirements of the Securities Act and all applicable state securities laws; (c) upon delivery to the Corporation of such certificates or other documentation as counsel to the Corporation shall deem necessary or appropriate in order to ensure that such sale, transfer or other disposition complies with the Securities Act and all applicable state securities laws; or (d) pursuant to such procedures as the Chief Executive Officer may adopt from time to time with respect to such transactions.

*Amended February 9, 2005.*

### Sec. 3. Replacement Certificates

The Board of Directors may direct a new certificate to be issued in place of any certificate evidencing shares of stock of the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of the fact by the person claiming the certificate to be lost, stolen or destroyed. When authorizing such issue of a new certificate, the Board of Directors may, in its discretion and as a condition precedent to the issuance of the new certificate, require the owner of such lost, stolen or destroyed certificate, or his legal representative, to advertise the same in such manner as it shall require and may require such owner to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed. The Board of Directors may delegate its authority to direct the issuance of replacement stock

certificates to the transfer agent or agents of the corporation upon such conditions precedent as may be prescribed by the Board.

*Amended February 9, 2005.*

**Sec. 4. Transfers of Stock**

Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for shares of stock of the Corporation duly endorsed or accompanied by proper evidence of succession, assignment or other authority to transfer, it shall be the duty of the Corporation to issue a new certificate to the person entitled to the new certificate, cancel the old certificate and record the transaction upon its books, provided the Corporation or a transfer agent of the Corporation shall not have received a notification of adverse interest and that the conditions of Section 8-401 of Title 6 of the Delaware Code have been met.

*Amended February 9, 2005.*

**Sec. 5. Registered Stockholders**

The Corporation shall be entitled to treat the holder of record (according to the books of the Corporation) of any share or shares of its stock as the holder in fact of those shares and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other party whether or not the Corporation shall have express or other notice of that claim or interest, except as expressly provided by the laws of the State of Delaware.

*Amended February 9, 2005.*

## ARTICLE IX. CONTRACTS, LOANS, CHECKS AND DEPOSITS

### Sec. 1. Contracts

The Board of Directors may authorize any officer or officers, or agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances; provided, however, that this Section 1 shall not be a limitation on the powers of office granted under Article V of these bylaws.

*Amended February 9, 2005.*

### Sec. 2. Loans

No loans shall be contracted on behalf of the Corporation, and no evidences of indebtedness shall be issued in its name, unless authorized by a resolution of the Board of Directors. Such authority may be general or confined to specific instances.

*Amended February 9, 2005.*

### Sec. 3. Checks, Drafts and Other Instruments

All checks, drafts or other orders for the payment of money and all notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by such officer or officers or such agent or agents of the Corporation and in such manner as from time to time may be determined by a resolution of the Board of Directors or by an officer or officers of the Corporation designated by the Board to make such determination.

*Amended February 9, 2005.*

### Sec. 4. Deposits

All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositaries as the Board of Directors, or an officer or officers designated by the Board of Directors, may select.

*Amended February 9, 2005.*

## ARTICLE X. SELF-REGULATORY FUNCTION OF THE CORPORATION

### Sec. 1. Management of the Corporation

In connection with managing the business and affairs of the Corporation, the Board of Directors shall consider applicable requirements for registration as a national securities exchange under Section 6(b) of the Exchange Act of 1934, including, without limitation, the requirements that (a) the rules of the Corporation shall be designed to protect investors and the public interest and (b) the Corporation shall be so organized and have the capacity to carry out the purposes of the Exchange Act and to enforce compliance by its members, as that term is defined in Section 3 of the Exchange Act (such statutory members being referred to in the Corporation's bylaws and rules as "Participants") and persons associated with Participants, with the provisions of the Exchange Act, the rules and regulations under the Act and the rules of the Exchange.

*Amended February 9, 2005.*

### Sec. 2. Participation in Board and Committee Meetings

All meetings of the Board of Directors of the Corporation (and any committees of the Corporation) pertaining to the self-regulatory function of the Corporation (including disciplinary matters) or relating to the structure of the market which the Exchange regulates shall be closed to all persons other than members of the Board of Directors and officers, staff, counsel or other advisors whose participation is necessary or appropriate to the proper discharge of such regulatory functions and any representatives of the United States Securities and Exchange Commission. In no event shall members of the Board of Directors of CHX Holdings, Inc. who are not also members of the Board of Directors of the Corporation or any officers, staff, counsel or advisors of CHX Holdings, Inc. who are not also officers, staff, counsel or advisors of the Corporation be allowed to participate in any meetings of the Board of Directors of the Corporation (or any committees of the Corporation) pertaining to the self-regulatory function of the Corporation (including disciplinary matters) or relating to the structure of the market which the Corporation regulates.

*Amended February 9, 2005.*

### Sec. 3. Confidentiality of Information and Records Relating to SRO Function

All books and records of the Corporation reflecting confidential information pertaining to the self-regulatory function of the corporation (including but not limited to disciplinary matters, trading data, trading practices, and audit information) shall be retained in confidence by the Corporation and its personnel and will not be used by the Corporation for any non-regulatory purposes and shall not be made available to any persons (including, without limitation, any Participants) other than to those personnel of the Corporation, members of committees of the Corporation, members of the Board of Directors of the Corporation, hearing officers and other agents of the Corporation to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Corporation.

*Amended February 9, 2005.*

**Sec. 4. Maintenance of Books and Records**

All books and records of the Corporation, including minutes of meetings of the Board of Directors and of the Corporation's committees, shall be maintained by the Secretary of the Exchange at a location within the United States.

*Amended February 9, 2005.*

**Sec. 5. Regulatory Fees and Penalties**

Any revenues received by the Corporation from regulatory fees or regulatory penalties will be applied to fund the legal and regulatory operations of the Exchange (including its surveillance and enforcement activities) and will not be used to pay dividends. For purposes of this Section, regulatory penalties shall include restitution and disgorgement of funds intended for customers.

*Amended February 9, 2005.*

## ARTICLE XI. GENERAL PROVISIONS

### Sec. 1. Fiscal Year

The fiscal year of the Corporation shall be as determined from time to time by the Board of Directors.

*Amended February 9, 2005.*

### Sec. 2. Dividends

Subject to any provisions of any applicable statute or of the certificate of incorporation, dividends may be declared upon the capital stock of the Corporation by the Board of Directors; and such dividends may be paid in cash, property or shares of stock of the Corporation.

*Amended February 9, 2005.*

### Sec. 3. Reserves

Before payment of any dividends, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in its discretion, determines to be proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purpose as the Board of Directors shall determine to be conducive to the interests of the Corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

*Amended February 9, 2005.*

### Sec. 4. Subsidiary Corporations

The Board of Directors may constitute any officer of the Corporation its proxy, with power of substitution, to vote the stock of any subsidiary of the Corporation. In the absence of specific action by the Board of Directors, the Chief Executive Officer shall have authority to represent the Corporation and to vote, on behalf of the Corporation, the securities of other corporations, both domestic and foreign, held by the Corporation.

*Amended February 9, 2005.*

### Sec. 5. Severability

If any provision of these bylaws, or the application of any provision of these bylaws to any person or circumstances, is held invalid, the remainder of these bylaws and the application of such provision to other persons or circumstances shall not be affected.

*Amended February 9, 2005.*